Exhibit 96.1

CEMENTOS PACASMAYO S.A.A.

Technical Report Summary (TRS)

Tembladera Quarry

and

Pacasmayo Cement Plant

20-F 229.601 (Item 601)

January 2025

Index

1.	Executive Summary		1
	1.1.	Location and access	1
	1.2.	Climate	1
	1.3.	History	1
	1.4.	Geological environment and mineralization	2
	1.5.	Exploration	2
	1.6.	Sample preparation, analysis and security	2
	1.7.	Data verification	3
	1.8.	Mineral processing and metallurgical tests	3
	1.9.	Estimation of Resources and Mineral Reserves	3
	1.10.	Mining Methods	4
	1.11.	Processing Plant & Infrastructure	5
	1.12.	Market studies	6
	1.13.	Capital and operating costs & Economic Analysis	7
	1.14.	Adjacent properties	10
	1.15.	Interpretation and conclusions	11
	1.16.	Recommendations	12
2.	Introduction		12
	2.1.	Participants	12
	2.2.	Terms of Reference	12
	2.3.	Conventions	14
	2.4.	Previous Work and Sources of Information	14
	2.5.	Details of QP Personal Inspection	14
	2.6.	Previously Filed Technical Report Summary	14
3.	Property description		15
	3.1.	Tembladera quarry	15
	3.2.	Pacasmayo Industrial Cement Plant	16
4.	Accessibility, climate, local Resources, infrastructure and physiography		17
	4.1.	Tembladera quarry	17
	4.2.	Pacasmayo cement plant	18
5.	History		20
	5.1.	Tembladera quarry	20
	5.2.	Pacasmayo Plant	20
6.	Geological setting, mineralization, and deposit		21
	6.1.	Regional geology	21
	6.2.	Local Geology	22
	6.3.	Characteristics of the deposit	23

i

7.	Exploration			24
	7.1.	Drilling		24
	7.2.	Hydrogeology		24
	7.3.	Geotechnical studies		25
8.	Sample preparation, analyses, and security			25
	8.1.	Geology and quarry		25
		8.1.1.	Preparation of samples, procedures, assays and laboratories	25
		8.1.2.	Quality Assurance Procedures	25
		8.1.3.	Sample security	26
		8.1.4.	Chain of custody	26
		8.1.5.	Qualified person’s opinion on quarry QAQC	26
	8.2.	Pacasmayo plant		27
		8.2.1.	Samples preparation, procedures, assays and laboratories	27
		8.2.2.	Quality Assurance Actions	27
		8.2.3.	Security of the samples	28
		8.2.4.	Qualified Person’s Opinion on cement plant QAQC	28
9.	Data verification			28
	9.1.	Geology and quarry		28
		9.1.1.	Data Verification procedure	28
		9.1.2.	Data collection	28
		9.1.3.	Management and Validation of Database	29
		9.1.4.	Tracking Data	29
		9.1.5.	Validation of Data	29
		9.1.6.	Qualified Person’s Opinion Geologic Data	30
	9.2.	Pacasmayo plant		30
		9.2.1.	Data verification procedures	30
		9.2.2.	Data validation	30
		9.2.3.	Qualified Person’s Opinion on cement plant	31
10.	Mineral proccessing and metallurgical testing			31
	10.1.	Nature of Testing Program		31
	10.2.	Cement Manufacturing Test Results		32
	10.3.	Qualified Person’s Opinion of the Adequacy of the Test Data		32
11.	Mineral Resources estimates			32
	11.1.	Data base		34
	11.2.	Density		34
	11.3.	Compositing		34
	11.4.	Basic statistics of the data (Assay – Composites)		35
	11.5.	Extreme values		35

	11.6.	Variogram Analysis		35
	11.7.	Interpolation		36
	11.8.	Resources estimation		38
		11.8.1.	Cut-off	38
		11.8.2.	Reasonable Prospects of Economic Extraction	38
		11.8.3.	Mineral Resource classification	39
	11.9.	Qualified Person’s Opinion		40
12.	Mineral Reserves estimates			40
	12.1.	Criteria for Mineral Reserves determination		41
		12.1.1.	Run of Mine (ROM) determination criteria	41
		12.1.2	Cement plant recovery	41
	12.2.	Reserves estimation methodology		41
	12.3.	Mineral Reserve estimates		42
13.	Mining methods			43
	13.1.	Mining Methods and Equipment		43
	13.2.	Geotechnical models		46
	13.3.	Hydrological models		47
	13.4.	Other Mine Design and Planning Parameters		47
	13.5.	Annual Production Rate		47
	13.6.	Mining Plan		47
	13.7.	Life of Mine		49
	13.8.	Staff		49
14.	Processing and recovery methods			50
	14.1.	Process plant		50
	14.2.	Raw materials for the cement production		50
	14.3.	Flow sheet		52
	14.4.	Main equipment		52
	14.5.	Material balance cement plant		53
		14.5.1.	Material balance	53
	14.6.	Process losses		53
	14.7.	Water consumption		53
	14.8.	Fossil fuel consumption		54
	14.9.	Electric power consumption		54
	14.10.	Maintenance Plan		54
	14.11.	Staff		54
15.	Infrastructure			55
	15.1.	Tembladera quarry		55
	15.2.	Pacasmayo plant		56

16.	Market Studies			57
	16.1.	The cement market in Peru		57
	16.2.	Industry and Macroeconomic Analysis		58
	16.3.	The North Region Market		60
	16.4.	Cement price		61
	16.5.	Current and future demand		61
17.	Environmental studies, permitting, and plans, negotiations, or agreements with local individuals or groups.			64
	17.1.	Environmental Aspects		64
		17.1.1.	Tembladera quarry	64
		17.1.2.	Cement plant in Pacasmayo	65
	17.2.	Solid waste disposal		66
	17.3.	Qualified Person’s Opinion		66
18.	Capital and operations costs			67
	18.1.	Basis for operating and capital cost for the quarry and plant		67
	18.2.	Capital and Operating Cost Estimates		68
	18.3.	Capital and Operating Cost Estimation Risks		69
19.	Economic analysis			70
	19.1.	Methodology: Discounted Cash flow (Free)		70
	19.2.	Assumptions		70
		19.2.1.	General and Macroeconomic Assumptions	70
		19.2.2.	Income and Cost Assumptions	71
	19.3.	Results of financial model		71
	19.4.	Sensitivity Analysis		74
20.	Adjacent properties			76
21.	Other relevant data and information			77
22.	Interpretation and conclusions			77
23.	Recommendations			78
24.	References			78
25.	Reliance on information provided by the registrant.			79
Signature Page				80

Index of tables

Table 1	Mineral Resources (exclusive of Reserves) of Tembladera quarry	4
Table 2	Mineral Reserves of Tembladera quarry	4
Table 3	Projection of demand and price for the next 30 years	7
Table 4	Free Cash Flow and valuation	9
Table 5	Resource Categorization (exclusive of Reserves) at the Tembladera quarry	11
Table 6	Mineral Reserves expressed in millions of tonnes	11
Table 7	List of Cementos Pacasmayo S.A.A. QPs	13
Table 8	QP’s field visit	14
Table 9	Central coordinates of the Acumulación Tembladera property	15
Table 10	Central coordinates of the Pacasmayo cement plant	16
Table 11	Regional stratigraphic column	21
Table 12	Local stratigraphic column of the Tembladera quarry	23
Table 13	Characteristics of the Tembladera deposit	23
Table 14	Drilling campaigns in Tembladera quarry	24
Table 15	Quality Plan of the Tembladera quarry	26
Table 16	Tests and frequency for each stage of the process	27
Table 17	Quality Plan of Pacasmayo cement plant	27
Table 18	Lithologic units of the Tembladera quarry geological model	32
Table 19	Pacasmayo plant material restrictions	33
Table 20	Characteristics of the block model	33
Table 21	Limestone Cal statistics	35
Table 22	Variogram modeling parameters	36
Table 23	Estimation Parameters Secondary Variables	36
Table 24	Estimation Parameters CaO	37
Table 25	Resource estimates (exclusive of Reserves) at the Tembladera quarry	38
Table 26	Mineral Reserves expressed in millions of tonnes	42
Table 27	Main equipment of the Tembladera quarry	45
Table 28	Auxiliary equipment of the Tembladera quarry	46
Table 29	Parameters of design according to geotechnical zonification	46
Table 30	Reviewed Safety Factor 2021	47
Table 31	Summary of Tembladera quarry design parameters	47
Table 32	Mining plan for the next years	48
Table 33	Main equipment in Pacasmayo plant	52
Table 34	Balance for raw meal production	53
Table 35	Balance for clinker production	53
Table 36	Balance for cement production	53
Table 37	Fuel consumption in Pacasmayo plant	54
Table 38	Tembladera quarry Facilities*	56
Table 39	Cement shipments at domestic level (in thousands of tonnes)	58
Table 40	Types of products of Pacasmayo Cement plant	60
Table 41	Forecast of future demand for Pacasmayo cement plant	63
Table 42	Cost structure of Tembladera quarry and Pacasmayo plant	67
Table 43	Operating costs forecast of quarry and plant	68
Table 44	Investment forecast in quarry and plant	69
Table 45	Profit and Loss Statement	72
Table 46	Free Cash Flow and valuation	73
Table 47	Sensitivity analysis of the Net Present Value (expressed as %)	74
Table 48	Sensitivity analysis of EBITDA (expressed as %)	74
Table 49	Resource Categorization (exclusive of Reserves) at the Tembladera quarry	77
Table 50	Mineral Reserves expressed in millions of tonnes	77
Table 51	List of Cementos Pacasmayo S.A.A. information.	79

v

Index of figures

Figure 1	Tembladera quarry mining sequence	4
Figure 2	Pacasmayo plant process block diagram	5
Figure 3	Graph of slopes of the variables on the Economic Value (expressed as %)	10
Figure 4	Sensitivity of EBITDA (expressed as %)	10
Figure 5	Acumulación Tembladera Concession	15
Figure 6	Pacasmayo Industrial Plant map	16
Figure 7	Geological Section of the Tembladera quarry	23
Figure 8	Water level at the Tembladera quarry	24
Figure 9	Tembladera quarry mining sequence	44
Figure 10	Tembladera quarry final pit	49
Figure 11	Pacasmayo plant process block diagram	52
Figure 12	Mining Facilities	56
Figure 13	Segmentation of the cement market in Peru	57
Figure 14	Global GDP and Construction sector GDP MoM variation (%)	59
Figure 15	Historic prices of cement in Peru	61
Figure 16	Evolution of the national demand of cement	62
Figure 17	Sensitivity of Net Present Value	74
Figure 18	Sensitivity of EBITDA	75
Figure 19	Concession Acumulación Tembladera and adjacent concessions	76

1.	Executive Summary

Cementos Pacasmayo S.A.A (CPSAA) is a Peruvian company, whose corporate purpose is the production of cement and other products associated with the construction sector. This Technical Report Summary summarizes a Pre-feasibility study of the Tembladera quarry located in the Cajamarca Region and the cement plant located in La Libertad Regional, both owned by CPSAA. Cementos Pacasmayo’s qualified persons (QPs) prepared this Report to support disclosure of limestone Resources and Reserves.

1.1.	Location and access

The Tembladera quarry contains limestone, which is the main raw material for cement production. This quarry is located in the Yonan district of Contumaza province in Cajamarca Region. There is an access road to this quarry from Lima to Trujillo. The Cementos Pacasmayo plant is located at Kilometer 666 of the Panamericana Norte highway in the district and province of Pacasmayo in the region of La Libertad. The cement manufacturing plant is located 60 kilometers away from the Tembladera Quarry and 120 kilometers from the city of Trujillo.

1.2.	Climate

The quarry is in the semi-arid climate of the region of the Andean lower level of northern Peru. Precipitation ranges from minimum values of 0 mm from June to September, to a maximum value of 26.3 mm in March. Temperatures throughout the year vary between 20°C from July to August, and 25°C in March. The maximum temperature is 27°C on average, but it can go up to 29°C (January - April). Minimum temperatures are around 15-17°C (July - September).

In the cement plant in Pacasmayo, the annual average temperature varies between 16.5 and 25.0°C. The monthly average temperature varies between 19 and 25°C. The annual relative humidity averages 85%.

1.3.	History

Tembladera quarry is a limestone deposit, which is used to produce different types of cement for construction. The deposit is owned by Cementos Pacasmayo S.A.A.

In 2002, the National Institute of Cadastre and Mining Claims gave to Cementos Pacasmayo S.A.A., the title of non-metallic concession called “Acumulación Tembladera”, which goes back in time to the date of the oldest claim “North N° 1” granted by the Mining Regional Office of Cajamarca by Ministerial Resolution N° 267, dated June 30, 1950, in favor of Cementos Portland del Norte S.A., starting operations as Cementos Pacasmayo S.A.A. from 1957 to 2013.

The Calizas del Norte S.A.C. company (CALNOR) operated the mine from January 2014 to May 2016. The Tembladera quarry did not operate from June to September 2016. Afterwards, Cementos Pacasmayo hired San Martin Contratistas Generales S.A. to operate the mine, which they have done since October 2016.

CPSAA conducted a major exploration project in March 2007, which consisted of a drilling campaign. MINTEC, a consulting company, was hired to create the 3D model of the deposit and estimate Mineral Resources.

In 2019, another campaign of eight diamond drill holes was carried out, to confirm the Mineral Resources and the Reserves in the eastern part of the deposit. Interpretation of the information obtained was used to prepare a new geological model. Cementos Pacasmayo oversaw the interpretation.

In December 2022, Cementos Pacasmayo started a diamond drilling campaign of eight (8) drill holes to confirm Mineral Resources and Reserves. Drilling activities continue during the first month of 2023.

Between October and December 2025, the Tembladera quarry did not dispatch material to the Pacasmayo plant due to corrective maintenance works on internal components of the primary crusher, during that period, limestone was consumed from strategic stocks. However, waste removal activities continued during October and November, and the construction of a safety wall in the pit was completed in December.

1.4.	Geological environment and mineralization

The deposit is contained within the so-called Cajamarca Formation, which belongs to the Upper Cretaceous (Turonian floor, around 90 MA). This formation overlies the Quilquiñan Group and underlies the Celendín Formation.

Sedimentary rocks corresponding to the Cajamarca Formation and the Upper Cretaceous Celendín Formation outcrop in the area.

On the other hand, the Cajamarca Formation is composed of thin limestones, well stratified, in strata of thin layers, with a coloration that goes from dark to light gray. It has a thickness of 230 meters.

1.5.	Exploration

Exploration activities at the Tembladera quarry were carried out in 2007 and 2019. The first diamond drilling campaign, in 2007, drilled 31 drill holes. In 2007, DCR Ingenieros S.R. Ltd determined the geotechnical guidelines of the Tembladera quarry and grouped them into seven (7) geotechnical zones. In 2019, the second diamond drilling campaign was carried out with eight (8) drill holes. In the same year, Walsh Peru S.A. carried out a hydrogeological study of the Tembladera quarry.

During 2021, Cementos Pacasmayo update of Hydrogeological studies in the Tembladera quarry was made; however, the works were office work. Likewise, the update of geotechnical studies on the stability of the pit slope and the waste disposal in the quarry. Those works involved sample collection and sample analysis to determine the rock strength, density, and other properties.

From December 2022 to early 2023, Cementos Pacasmayo drilled eight (8) more holes at the Tembladera quarry in order to confirm the Mineral Reserves.

1.6.	Sample preparation, analysis and security

Cementos Pacasmayo has implemented procedures for sample preparation, tests and security of the information on its operations. The cement plants and operations have been complying with ISO 9001 standards since 2015. The certification under this standard is renewed annually by means of an external audit.

With respect to the geology, CPSAA uses XRF characterization and other analytical methods to analyze the main chemical components in the limestone. In the cement plant, the raw materials for the production of clinker and cement are analyzed using methods specified in the ASTM. and Peruvian Technical Standards for cement testing. The laboratory in the cement plant has properly calibrated equipment and a periodic maintenance plan.

At the Pacasmayo plant, the sampling and data verification plan applies to the processes of receiving raw materials, crushing of raw materials, coal grinding, crude grinding, clinkerization and cement grinding. Additionally, it is applied to the lime production, lime grinding and lime dispatch.

Cementos Pacasmayo S.A.A. had implemented quality assurance, quality control (QAQC) protocols for the development of the exploration and production activities in the Tembladera quarry and in the Pacasmayo plant to ensure the quality of the information that is used in the estimation of Mineral Resources and Reserves.

1.7.	Data verification

Concerning geological activities, CPSAA has a data verification unit for the geological database. This unit has as its main function, the verification of data to be used in the estimation of Mineral Resources and Reserves. For the appropriate administration of information, internal protocols have been implemented that are subject to internal verification. The geologic data verification activities include data collection, administration and validation received from internal and external laboratories, data tracking through the confirmation of custody chains and finally, validation of data in the database. CPSAA staff use verified data in developing the Mineral Resources and Reserves model.

The qualified persons followed the defined processes for information flows to support Mineral Resource and Reserve estimation. The qualified person followed the same process as a means of verifying and validating the geologic data. They found that the validated information is congruent in the interpretations of the same, with which the fundamental base geological models were generated for the estimation of the Mineral Resources.

No findings have been found that could invalidate the estimation of the Resources and Reserves of the deposit.

For data verification activities at the cement plant, uses the Plan, Do, Check and Act (PDCA) methodology. This is applied to the technical information received from the company’s internal and external customers. The quality control laboratory compares the results with national and international laboratories as part of the verification procedures.

1.8.	Mineral processing and metallurgical tests

Cementos Pacasmayo has procedures for the development of products at the laboratory level and its scaling at the industrial level, as well as its own procedures for the preparation, review, issuance and control of laboratory test reports. Cementos Pacasmayo has a research and development laboratory located in the Pacasmayo plant to evaluate technical aspects of cement plant and quarry operations.

To have a representative sample of its raw materials and cement at the Pacasmayo plant, Cementos Pacasmayo performs the analysis of its samples in its internal Research and Development Laboratory located at the plant.

A significant percentage of Research and Development activities are focused on evaluating different ratios between clinker-mineral additions providing the best functional characteristics to our products and at the same time balancing the benefits generated for the company. Another objective is to identify other additions that can substitute for clinker: slag, pozzolana, fly ash, calcined clays, etc., to reduce its environmental footprint and the cost of cement production. Based on this work, the laboratory has determined (and confirmed with production estimates) that 1 tonne of limestone yields 0.74 tonnes of clinker and the clinker/cement factor of the main cements with additions is 0.71.

The Research Laboratory issues technical reports to the operations department following international standards. The operations department evaluates the convenience of implementing the tests industrially and validates what is reported at the laboratory level.

1.9.	Estimation of Resources and Mineral Reserves

Qualified person (QP) has estimated limestone Resources and Reserves contained in this technical report summary (TRS). The evaluation uses, the information from exploration activities from previous years has been used, and is the database for the Resources and Reserves model.

The limestone Resources are presented in Table 1. The Resource estimation considered the quality restrictions of limestone received in Pacasmayo cement plant, limits of the concessions, accessibility to the Resources and legal restrictions of the mining concessions, and economic factors and modifying factors.

The minimum quality accepted is 48.6% CaO to be used as raw material for production and considering the sale prices of cement at the Pacasmayo plant, the economic evaluation used for Reserve evaluation is shown in Chapter 19 and considers the same criteria used for the estimation of Reserves.

Table 1 Mineral Resources (exclusive of Reserves) of Tembladera quarry

	Resources	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SO3 (%)
Limestone	Measured	135.1	49.85	1.79	1.63	0.29
	Indicated	39.2	50.58	1.56	1.39	0.17
	Measured + Indicated	174.3	50.01	1.74	1.58	0.26
	Inferred	41.5	50.61	1.56	1.38	0.17

For Reserve estimation, the Mineral Resources and the quality criteria, modifying factors and limestone production costs were considered. The mining method used is open pit. The economic results are shown in Chapter 19.

Table 2 Mineral Reserves of Tembladera quarry

	Reserves	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SO3 (%)
Limestone	Proven	67.8	49.83	1.49	1.51	0.35
	Probable	5.1	50.56	1.28	1.39	0.19
	Total	72.9	49.88	1.48	1.50	0.33

1.10.	Mining Methods

Cementos Pacasmayo S.A.A. is the current owner of the Tembladera quarry, which has outsourced its production to a specialized contractor. The limestone mining at the Tembladera quarry includes drilling, blasting, loading, hauling, and crushing.

Figure 1 Tembladera quarry mining sequence

The major equipment used for the production of limestone at the Tembladera quarry is a track drill, primary crusher, secondary crusher, excavator, tractor, front loader, and dump truck. Also, auxiliary equipment is necessary, including pickups, lubricator trucks, ambulance, and other equipment.

The mining plan of the Tembladera quarry considers an average annual production of 2.4 million tonnes of limestone for the next 30 years and a stripping rate of 0.20.

Based on the plant requirements and sales projection for the next 30 years, the pit design parameters for the Tembladera quarry are inter-ramp slope angle, bench slope, bench height, safety bench, width of ramps, safety berm height and ramp gradient.

1.11.	Processing Plant & Infrastructure

Cement production considers the stages of raw material extraction, grinding and homogenization, clinkerization, cement grinding, silo storage and packaging, loading and transportation. Cement is moved through conveyor belts to packing systems to be packed in bags and then loaded onto trucks operated by third parties for distribution.

Figure 2 Pacasmayo plant process block diagram

The raw materials and additions are considered for cement production at Pacasmayo plant. The raw materials for cement production are limestone, sand, iron, clay and coal. The mixture of these raw materials is crude which is fed to the calcination kiln to produce clinker. The limestone represents 81% by weight of the raw material.

Clinker and additional materials are used to produce cement. The additions used in cement production are slag, pozzolana, gypsum and limestone. Currently, the cement plant in Pacasmayo has a Clinker/Cement factor of 0.71.

The Pacasmayo plant has an electrical substation with a capacity of 105 MVA, the electric power is supplied from the national grid.

Cementos Pacasmayo has implemented a preventive and corrective maintenance plan to keep cement production uninterrupted.

Cementos Pacasmayo maintains operational efficiency to control costs and operating margins, and makes efforts to diversify energy sources and ensure supply when possible.

1.12.	Market studies

The Peruvian Cement Market is geographically segmented by regions: northern, central and southern region and every region is served by different companies, most of which are cement producers.

The main companies that supply the cement market in Peru are Cementos Pacasmayo S.A.A., UNACEM, Cemento Yura, and Cementos Selva S.A.C. There are also companies that import cement or clinker, such as Cemento Inka, Cemento Nacional, Cemex, Holcim Perú S.A, among others.

The companies that commercialized cement in Peru follow the Peruvian Technical Standards associated with - technical specifications for cement.

Portland Cement is subdivided into Type I and Type V. Portland Cement is subdivided into Type ICO, Type IL, Type 1P and Type 1 (PM); and finally, Hydraulic Cements specified by performance are Type GU, Type MS (MH), Type HS, Type HE, Type MH and Type LH.

Cementos Pacasmayo, being the leading company in the production and sale of cement in the Northern Region, has a market share in the following cities: Cajamarca, Chiclayo, Chimbote, Jaen, Pacasmayo, Piura, Rioja, Tarapoto, Trujillo, Tumbes, Yurimaguas and Iquitos. Cementos Pacasmayo also has a Market Share above 91.8% in the northern region of the country.

Annual cement shipments at the national scale for the year 2025 reached a total of 12.9 million tonnes, while total cement shipments at the Pacasmayo plant for 2025 were 1,822.0 thousand tonnes. Pacasmayo plant meets almost 54.8% of the cement demand in the Northern Region of the country and its cement shipments represent 59.8% of the three cement plant’s overall shipments.

Figure 3 shows the projected demand and price per ton of cement for the next 30 years.

Table 3 Projection of demand and price for the next 30 years

	Shipments (tonnes)	Revenue S/ x t

2026P	1,851,309	475.4
2027P	1,888,335	484.9
2028P	1,926,102	494.6
2029P	1,964,624	504.5
2030P	2,003,916	514.6
2031P	2,043,995	524.9
2032P	2,084,875	535.4
2033P	2,126,572	546.1
2034P	2,169,104	557.1
2035P	2,212,486	568.2
2036P	2,256,735	579.6
2037P	2,301,870	591.2
2038P	2,347,907	603.0
2039P	2,394,866	615.0
2040P	2,442,763	627.3
2041P	2,491,618	639.9
2042P	2,541,451	652.7
2043P	2,592,280	665.7
2044P	2,644,125	679.0
2045P	2,697,008	692.6
2046P	2,750,948	706.5
2047P	2,805,967	720.6
2048P	2,862,086	735.0
2049P	2,900,000	749.7
2050P	2,900,000	764.7
2051P	2,900,000	780.0
2052P	2,900,000	795.6
2053P	2,900,000	811.5
2054P	2,900,000	827.8
2055P	2,900,000	844.3

1.13.	Capital and operating costs & Economic Analysis

This document presents the cash flow analysis and an economic evaluation of the project based on the current operating costs of the cement plant in Pacasmayo and using limestone production information for the Tembladera quarry. For the Mineral Reserves evaluation, the general and macroeconomic assumptions used for the projection of the free/economic cash flows and for the valuation are:

-	Projection horizon: 30 years (2026 to 2055) according to the estimated quarry life.

-	Annual inflation rate, 2.90%, based on Banco Central de Reserva del Perú as of projection 2026: applies equally to sales price, costs and expenses.

-	Capital cost projections were determined using a historical ratio of annual investments and maintenance costs which also considers the increase in production volume.

-	The company’s capital structure is considered in the discount rate (WACC) of 10.91%.

-	Income tax rate: effective rate of actual (historical) business results, 29% - 30%.

-	Workers’ Profit Sharing: 10%.

-	Exchange rate: exchange rate is assumed to remain at 3.80 (USD/PEN).

The economic analysis uses the economic assumptions listed in Chapter 19. The main variables considered in the economic model for the sensitivity analysis were cement price, production cost and CapEx.

For the economic analysis of Reserves, the free cash flow is constructed, which does not incorporate the financing structure, since the latter is considered in the weighted average cost of capital of the company (WACC) for discounting future cash flows. The following financial parameters were calculated:

●	30-year mine life

●	Average plant throughput for cement production: 2.5 million tonnes per year over the 30-year projection.

●	Average sales price: 642.9 soles per ton of cement, an average of the 30-year projection, at nominal values.

●	Revenues: 1,618 million soles annual, an average of the 30-year projection.

●	Average production cost: 406 soles per ton of cement, an average of the 30-year projection, at nominal values.

The cash flow of the project is presented in Table 4 below. The NPV at a discount rate of 10.91% is 2,248 million Soles.

Table 4 Free Cash Flow and valuation

	FCF - Valuation (Thousand S/)
	(-) Taxes (EBIT*t)	(-) CapEx	EBITDA Planta Pacasmayo	Free Cash Flow

2026P	-112,737	-51,237	344,731	180,757
2027P	-125,048	-52,723	383,244	205,474
2028P	-134,700	-54,252	415,218	226,266
2029P	-133,972	-55,825	417,085	227,288
2030P	-142,757	-57,444	442,471	242,270
2031P	-141,143	-59,110	440,013	239,760
2032P	-142,228	-60,824	444,161	241,110
2033P	-149,871	-62,588	465,407	252,948
2034P	-156,382	-64,403	484,455	263,670
2035P	-157,372	-66,271	489,862	266,219
2036P	-163,702	-68,193	507,976	276,081
2037P	-169,733	-70,170	523,877	283,974
2038P	-170,455	-72,205	523,962	281,302
2039P	-176,821	-74,299	541,606	290,486
2040P	-182,633	-76,454	558,216	299,130
2041P	-173,942	-78,671	533,288	280,675
2042P	-178,208	-80,952	545,414	286,253
2043P	-181,718	-83,300	555,576	290,558
2044P	-140,511	-85,716	435,890	209,663
2045P	-138,134	-88,201	429,123	202,788
2046P	-134,796	-90,759	419,543	193,987
2047P	-123,409	-93,391	392,489	175,688
2048P	-118,397	-96,100	379,455	164,959
2049P	-112,725	-98,887	365,481	153,870
2050P	-101,491	-101,754	336,108	132,863
2051P	-95,719	-104,705	322,699	122,274
2052P	-89,280	-107,742	307,359	110,338
2053P	-76,617	-110,866	274,799	87,316
2054P	-69,580	-114,081	258,172	74,511
2055P	-66,327	-117,390	250,686	66,970

WACC	10.91%
Economic NPV (Thousand S/)	2,248,101

Figure 3 and Figure 4 show the sensitivity analysis, which shows the influence of changes in prices, OpEx, CapEx on NPV and EBITDA, respectively.

Figure 3 Graph of slopes of the variables on the Economic Value (expressed as %)

Figure 4 Sensitivity of EBITDA (expressed as %)

1.14.	Adjacent properties

The Acumulación Tembladera property shares borders with private properties. No mining activities are being performed on these properties. The mining concession (EAGLE 1) overlaps with the Acumulación Tembladera property by 46.43 hectares; however, Cementos Pacasmayo owns the surface property; consequently, this concession does not restrict the Cementos Pacasmayo’s activities in the current exploitation areas. Eagle 1 does not interfere with Cementos Pacasmayo S.A.A.’s operations, Resources or Reserve estimates. Also Julissa A and Ana Paula 2805 concessions do not interfere with the area of the mining rights in the Cementos Pacasmayo S.A.A. concession.

1.15.	Interpretation and conclusions

●	From a legal point of view, Cementos Pacasmayo S.A.A. has ownership of the mining properties for the exploration, development and production of limestone to supply the cement plants for normal production during the life of the quarry.

●	Cementos Pacasmayo S.A.A. has been complying with international ISO-9001 (Quality) standards since 2015 and has implemented Quality Assurance and Quality Control (QAQC). The controls are applied for the construction of the geological Model, and for estimating the Mineral Resources and Reserves.

●	Cementos Pacasmayo S.A.A. has a robust quality assurance system in its operations that includes sample preparation methods, procedures, analysis and result validation which comply with the best practices in the industry.

●	The information verification and validation processes are carried out following the procedures indicated in the information flows. The validated information is congruent with the one that generated the geological models, which are the fundamental basis for the estimation of Resources.

●	The geological modeling of the limestone deposit considers the updated data from the last diamond drilling campaigns.

●	The Mineral Resource and Reserve estimation consider the geologic characteristics and modifying factors as well as due consideration of risk: geologic and associated with evaluation of modifying factors. The main quality variable is the CaO content, which is very stable in the deposit, also there are along with other secondary variables that determine the quality of the Reserves.

●	In the process of estimating Mineral Reserves and in the production plans of the quarry, these variables have been adequately considered in the mining plan, properly sequenced and with blending processes. There are sufficient proven and probable Reserves for the next 30 years.

●	Table 5 and Table 6 show the Mineral Resources and Reserves of the Tembladera quarry, respectively.

Table 5 Resource Categorization (exclusive of Reserves) at the Tembladera quarry

	Resources	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SO3 (%)
Limestone	Measured	135.1	49.85	1.79	1.63	0.29
	Indicated	39.2	50.58	1.56	1.39	0.17
	Measured + Indicated	174.3	50.01	1.74	1.58	0.26
	Inferred	41.5	50.61	1.56	1.38	0.17

Table 6 Mineral Reserves expressed in millions of tonnes

	Reserves	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SO3 (%)
Limestone	Proven	67.8	49.83	1.49	1.51	0.35
	Probable	5.1	50.56	1.28	1.39	0.19
	Total	72.9	49.88	1.48	1.50	0.33

●	The cement plant located in Pacasmayo has equipment and facilities available for cement production using limestone from the Tembladera quarry and other necessary materials.

●	The Health, Safety and Environment department is in charge of supervising compliance with the Company’s corporate policies and the various legal requirements of the national regulatory bodies by all company areas.

●	Through its Social Responsibility area, Cementos Pacasmayo S.A.A. has generated relationships of trust with the communities surrounding its operations, which have a solid relationship with our communities, identifying their primary needs in health, education, urban development, and local development.

●	The operation in Tembladera quarry and Pacasmayo plant, with regards to infrastructure, is technically and economically feasible due to the life of the quarry.

●	The sensitivity analysis shows that the operation is economically robust.

1.16.	Recommendations

●	Maintain the QAQC program for exploration, development and production activities associated with cement production.

●	Continue geotechnical monitoring of the quarry components to ensure their physical stability.

●	Conduct limestone density testing in upcoming studies at the Tembladera quarry.

●	Continue diamond drilling campaigns aimed at recategorizing inferred resources and confirming reserves to the SE of the Tembladera quarry.

●	Geologically define the continuity of the main NW-SE oriented dike in the quarry’s operating area to more accurately quantify its volume (waste).

2.	Introduction

2.1.	Participants

This Technical Report Summary (TRS) was prepared for Cementos Pacasmayo S.A.A. by a team of Qualified Persons (QPs), including professionals from Cementos Pacasmayo and an independent Qualified Person from C&O Project LLC. Each QP contributed to the preparation of specific sections of this report in accordance with their respective expertise and professional experience and is responsible for the content of those sections.

In preparing this report, the QPs utilized information provided by Cementos Pacasmayo, including internal data, information validated and approved by the competent authorities in Peru, and publicly available sources. Such information was relied upon within the scope of each QP’s responsibilities.

Mr. Marco Carrasco, Project Manager of C&O Project LLC, participated as an independent Qualified Person and contributed to the sections specifically assigned to him. In addition, he provided support in the overall coordination and integration of the report.

His role was primarily focused on the organization and presentation of the document and did not include independent technical verification of information prepared by other Qualified Persons. Accordingly, the content of those sections remains the responsibility of their respective authors.

Mr. Carrasco is a Chemical Engineer and a member in good standing of the Peruvian Engineers Association (Colegio de Ingenieros del Perú), identified with CIP Number 100531, and He is qualified to practice my profession. He is also a member of the Mining and Metallurgical Society of America (MMSA), a United States based professional organization, identified under Qualified Person number QP1485.

Table 7 identifies the Qualified Persons who prepared this report, together with the sections under their respective responsibility.

1.1.	Terms of Reference

This technical report summary was prepared as an exhibit to support disclosure of Mineral Resources and Reserves by Cementos Pacasmayo. This report summarizes the results of the Prefeasibility study of the “Acumulación Tembladera” property for the production of limestone using open pit mining methods. The report is effective December 31, 2025.

The limestone extracted from the Acumulación Tembladera property supplies raw material for the Pacasmayo plant where cement is produced. The annual limestone production is 2.4 million tonnes per year (Mtpy). Actual operating costs have been considered for the estimates and used as a basis for economic projections within the economic analysis. This technical report summary estimates Mineral Resources and Reserves according to the regulations published in Securities Exchange Commission (SEC) Form 20-F and under subpart 1300 of Regulation S-K.

The report was prepared by the qualified persons listed in Table 7 using available studies and, in some cases (see Chapter 25), relying on information provided by Cementos Pacasmayo, the registrant.

Table 7 List of Qualified Persons

Item	Chapter	First and Last Names	Company	Job Position	Profession
0	Coordination and Integration	Marco Carrasco (*)	C&O Projects LLC	Project Manager	Chemical Engineer
1	Executive summary	All QPs (**)
2	Introduction	All QPs (**)
3	Property description	Jason Gamio	Cementos Pacasmayo S.A.A	Planning and Evaluation of Resources and Reserves Superintendent	Geological Engineer
4	Accessibility, climate, local Resources, infrastructure and physiography	Marco Carrasco	C&O Projects LLC	Project Manager	Chemical Engineer
5	History	Jason Gamio	Cementos Pacasmayo S.A.A	Planning and Evaluation of Resources and Reserves Superintendent	Geological Engineer
6	Geological setting, mineralization, and deposit	Jason Gamio	Cementos Pacasmayo S.A.A	Planning and Evaluation of Resources and Reserves Superintendent	Geological Engineer
7	Exploration	Jason Gamio	Cementos Pacasmayo S.A.A	Planning and Evaluation of Resources and Reserves Superintendent	Geological Engineer
8	Sample preparation, analyses, and security	Jason Gamio	Cementos Pacasmayo S.A.A	Planning and Evaluation of Resources and Reserves Superintendent	Geological Engineer
8	Sample preparation, analyses, and security	Dennis Rodas	Cementos Pacasmayo S.A.A	Quality Assurance Superintendent	Chemical Engineer
9	Data verification	Jason Gamio	Cementos Pacasmayo S.A.A	Planning and Evaluation of Resources and Reserves Superintendent	Geological Engineer
9	Data verification	Dennis Rodas	Cementos Pacasmayo S.A.A	Quality Assurance Superintendent	Chemical Engineer
10	Mineral processing and metallurgical testing	Dennis Rodas	Cementos Pacasmayo S.A.A	Quality Assurance Superintendent	Chemical Engineer
11	Mineral resource estimates	Jason Gamio	Cementos Pacasmayo S.A.A	Planning and Evaluation of Resources and Reserves Superintendent	Geological Engineer
12	Mineral reserve estimates	Jason Gamio	Cementos Pacasmayo S.A.A	Planning and Evaluation of Resources and Reserves Superintendent	Geological Engineer
13	Mining methods	Jason Gamio	Cementos Pacasmayo S.A.A	Planning and Evaluation of Resources and Reserves Superintendent	Geological Engineer
14	Processing and recovery methods	Dennis Rodas	Cementos Pacasmayo S.A.A	Quality Assurance Superintendent	Chemical Engineer
15	Infrastructure	Jason Gamio	Cementos Pacasmayo S.A.A	Planning and Evaluation of Resources and Reserves Superintendent	Geological Engineer
16	Market studies	Marco Carrasco	C&O Projects LLC	Project Manager	Chemical Engineer
17	Environmental studies, permitting, and plans, negotiations, or agreements with local individuals or groups	Marco Carrasco	C&O Projects LLC	Project Manager	Chemical Engineer
18	Capital and operating costs	Marco Carrasco	C&O Projects LLC	Project Manager	Chemical Engineer
19	Economic analysis	Marco Carrasco	C&O Projects LLC	Project Manager	Chemical Engineer
20	Adjacent properties	Jason Gamio	Cementos Pacasmayo S.A.A	Planning and Evaluation of Resources and Reserves Superintendent	Geological Engineer
21	Other relevant data and information	All QPs (**)
22	Interpretation and conclusions	All QPs (**)
23	Recommendations	Jason Gamio Dennis Rodas	Cementos Pacasmayo S.A.A
24	References	All QPs (**)
25	Reliance on information provided by the registrant	All QPs (**)

(*)

Marco Carrasco served as Project Manager for Cementos Pacasmayo S.A.A. until March 2026 and thereafter participated as Project Manager of C&O Project LLC. In this capacity, he compiled and integrated the information provided by the Qualified Persons responsible for each chapter to prepare a consolidated report. Each Qualified Person is solely responsible for the content of the sections they prepared. Mr. Carrasco’s role in the compilation process was limited to the organization and integration of such information and did not include independent technical verification or validation of the data, analyses, or conclusions provided by other Qualified Persons.

(**)	Marco Carrasco, Dennis Rodas and Jason Gamio

1.2.	Conventions

Unless otherwise indicated in the report, all currencies are in soles and all measurements and units are in the metric system. The Tembladera Accumulation property is represented by Universal Transverse Mercator (UTM) coordinates. All coordinates referenced in this report and in the accompanying figures, tables, maps and sections are provided in the WGS84 coordinate system, UTM 17S zone, unless otherwise indicated.

1.3.	Previous Work and Sources of Information

The information used is sufficient to allow this TRS to be completed with the level of detail required by Regulation S-K subpart 1300. The information used included exploration results from all the drilling campaigns, actual information from Cementos Pacasmayo’s operations, information submitted to and approved by the corresponding authorities and public information in organizations specialized in the cement industry. The list of sources of information is presented in Chapter 24 of this report.

1.4.	Details of QP Personal Inspection

The QPs who developed this document visited the Tembladera quarry and Pacasmayo plant as part of their activities for 2025.

Table 8 Qualified Persons field visit

Item	First and Last Names	Company	Job Position	Profession	Field visit
1	Dennis Rodas	Cementos Pacasmayo S.A.A	Quality Assurance Superintendent	Chemical Engineer	Pacasmayo plant, all year as part of his duties in the quality control department.
2	Jason Gamio	Cementos Pacasmayo S.A.A	Planning and Evaluation of Resources and Reserves Superintendent	Geological Engineer	Mr. Gamio has visited the Tembladera quarry and Pacasmayo plant regularly. The last visit to the Tembladera quarry and Pacasmayo plant was in October 2025, visiting core facilities, discussing grade control, geological mapping, exploration, and delineation drill practices, diamond drill core logging, quality assurance, and quality control (QA/QC), raw material storage and mineral reserve estimation practices.
3	Marco Carrasco	C&O Projects LLC	Project Manager	Chemical Engineer	In September 2025, Mr. Carrasco visited the Pacasmayo plant and Tembladera quarry; He coordinated remotely with operational staff. His visit emphasized the operational cement process and equipment conditions (kilns, mills, storages (raw material and sub-products and products, etc.) and in Tembladera quarry He visited the Coreshack and the operations.

1.5.	Previously Filed Technical Report Summary

This Technical Report Summary (TRS) updates the previously filed technical report summary for the property. The previously filed TRS is the “Technical Report Summary (TRS), Tembladera Quarry and Pacasmayo Cement Plant 20-F 229.601”, which was filed as Exhibit 96.1 of the CPSAA’s Annual Report on Form 20-F filed with the SEC on April 29, 2025 (File No. 001-35401).

3.	Property description

3.1.	Tembladera quarry

We refer to the non-metallic mining concession called Acumulación Tembladera. The mentioned mining property is located in the area of Tembladera, in the district of Yonan, province of Contumaza, Cajamarca region.

The quarry is located 60 km from the Pacasmayo district, Pacasmayo province, La Libertad region, where the cement plant is located. Consider the UTM coordinate of the center of the circle of the Acumulación Tembladera as follows:

Table 9 Central coordinates of the Acumulación Tembladera property

North	East	Radius	Zone
706744.79	9198636.74	5,000.00	17

The area of the property is 3,390.97 hectares and is shown in Figure 5. The mining rights (the mining concession title) are granted by INGEMMET (Geological Mining and Metallurgic Institute) of the Energy and Quarries Sector by means of a Presidential Resolution. In the particular case of the Acumulación Tembladera, the Director’s Resolution N° 01989-2002-INACC/J the State Organization that granted that title was the National Institute of Concessions and Mining Cadastre (Instituto Nacional de Concesiones y Catastro). Cementos Pacasmayo S.A.A has surface rights for the operation area in the Tembladera quarry.

The mineral rights were issued based on the General Mining Law (DS-014-92-EM) and its Regulation D.L 020-2020-EM.

The property is in the name of Cementos Pacasmayo S.A.A., is also registered with the name Acumulación Tembladera, and with type of substance NON-METALLIC.

Cementos Pacasmayo S.A.A. pays the right of validity for the concession of Acumulación Tembladera with unique code 010001801L. These payments must be made from the first business day of January to June 30 of every year. Cementos Pacasmayo S.A.A. pays royalties to the State according to regulations established by the Authority in Law N° 28258 and its amendment N° 29788, for the property called Acumulación Tembladera.

Figure 5 Acumulación Tembladera Concession

700000-E
705000-E
710000-E
715000-E
N
ACUMULACIÓN TEMBLADERA
9200000-N
9200000-N
GRAPHIC SCALE
9195000-N
0
1
2
3
4
5
6
7Km
9195000-N
ESC. 1:75,000
700000-E
705000-E
710000-E
715000-E

Vertex	North	East
1	9,201,636.73	708,744.66
2	9,200,636.74	708,744.66
3	9,200,636.75	709,744.64
4	9,199,636.75	709,744.64
5	9,199,636.77	710,744.63
6	9,195,636.78	710,744.62
7	9,195,636.72	706,744.67
8	9,197,627.48	706,744.68
9	9,197,629.02	706,620.90
10	9,197,636.72	706,621.00
11	9,197,636.66	702,744.73
12	9,198,912.54	702,744.73
13	9,199,088.88	702,521.05
14	9,199,372.80	702,744.73
15	9,200,636.65	702,744.74
16	9,200,636.68	704,744.71
17	9,199,933.52	704,744.71
18	9,201,054.13	705,744.70
19	9,201,636.69	705,744.70

3.2.	Pacasmayo Industrial Cement Plant

The cement plant property is located in the Pacasmayo District, Pacasmayo Province, La Libertad Region. It is located at Kilometer 666 of the Panamericana Norte.

The property is shown in the Figure 6 and Table 10 shows the UTM coordinates of the center of the circle of the Pacasmayo plant:

Table 10 Central coordinates of the Pacasmayo cement plant

North	East	Radius	Zone
659953.76	9180941.32	700.00	17

The area of the property is 132.8 hectares. The property is registered in the National Superintendence of Public Registries (Superintendencia Nacional de los Registros Públicos – SUNARP) under the registration number 11026568 in registry zone No. V TRUJILLO, Registry Office San Pedro de Lloc.

Cementos Pacasmayo S.A.A. pays taxes to the State according to that established by the Municipal Authority, for the Pacasmayo plant.

Figure 6 Pacasmayo Industrial Plant map

4.	Accessibility, climate, local Resources, infrastructure and physiography

4.1.	Tembladera quarry

This chapter describes the accessibility, climate, local resources and infrastructure for the Tembladera quarry and Pacasmayo plant. The chapter uses information obtained from technical and environmental studies prepared by specialized companies and approved by the authorities.

Topography

Tembladera is located between 500 and 1000 masl. The topography shows steep surfaces and abrupt slopes. Drainage is dendritic and controlled by structural features; all the streams are tributaries of the Jequetepeque River.

Access

The main access is by land. The journey from the city of Lima to the Tembladera quarry is as follows: Lima – Pacasmayo (666 km), Pacasmayo – Ciudad de Dios (14.3 km), Ciudad de Dios – Tembladera (50 km) and Tembladera – Checkpoint (0.8 km), for a total of 747.1 km.

By air route is as follows: Lima – Trujillo in 1 hour flight, and from Trujillo to Tembladera quarry by land route for a journey of 2 hours.

Another alternative by air route is as follows: Lima – Chiclayo, in approx. 1:15 hrs flight, and from Chiclayo to Tembladera by land route with a journey of 2.5 hrs.

Climate

The Tembladera quarry is in an area, that is entirely classified as an arid climate E and temperate thermal efficiency B’, with humidity deficiency throughout the year under normal conditions.

Meteorological information is administered by the National Service of Meteorology and Hydrology, SENAMHI. The precipitation data from the Monte Grande Meteorological Station has minimum values 0 mm from June to September and maximum values of 26.3 mm in March, corresponding to the dry and wet periods of the year. The total annual precipitation averages 64.6 mm.

Temperature

The average annual temperature is 22.7 °C. From June to September, the lowest temperatures are recorded on average, while the rest of the year sees higher temperatures, reaching up to 25.0 °C in March. The average annual maximum temperature is 28.3 °C, and the month with the highest maximum temperature is February, at 30.4 °C. The lowest average temperatures were recorded during the months of June to September, with the greatest temperature drop of 15 °C occurring in August.

Physiography

The quarry area is located in northern Peru between the transition of the coast and the mountain range, a region characterized by hilly mountainous relief, cut by rivers and streams creating cultivated valleys and watercourses, where the current morpho-dynamic processes show a moderate to low activity, except during periods of the El Niño Phenomenon. The property groups physiographic units into three morphological classes: plains, mountains and hills and one class originated by human activity.

Local resources and infrastructure

The personnel of the quarry are divided into Cementos Pacasmayo S.A.A. and contractor personnel. Additionally, the quarry is located 5 kilometers from the Tembladera town, where there are local resources for a population such as housing, schools, hotels, electrical infrastructure, water supply, internet access, etc. The contractor accesses the Tembladera quarry by pickup trucks and buses.

The national electricity grid is the source of energy for the Tembladera quarry. A water channel supplies the Tembladera quarry with water, which is authorized by the National Water Authority (ANA).

4.2.	Pacasmayo cement plant

Topography

The area is located in the alluvial pampas, with elevations between 25 and 100 masl., consisting of extensive variety of conglomerate material that represent ancient dejection cones of the Cupisnique, Jequetepeque, Las Viejas, Zaña and Reque rivers. In general, these pampas are desert-like and are practically free of crops; they are equal to the high terraces created by the rivers in the area.

The continuity of these pampas is interrupted by the trenches eroded by the modern rivers. It is common to find minor terraces on the flanks of the valleys, especially in the inland sectors, such as the Jequetepeque valley.

The coastal morphology consists of an almost continuous line of ravines, interrupted only by the narrow valleys of the main rivers. The ravines are 20 to 50 meters high, almost vertical, consisting of conglomerate material belonging to the ancient dejection cones. The beaches are very narrow.

Access

The main access is by land. The journey from the city of Lima to Pacasmayo (682km). By air route is as follows. Lima – Trujillo, 1 hour flight, and by land route 1.5 hours from Trujillo to Pacasmayo. Another alternative by air route is Lima – Chiclayo, 1 hour flight and from Chiclayo to Pacasmayo 1.5 hours by land route.

Climate

Temperature: This coastal zone has average annual temperatures between 17.7 and 27.83 ºC. The average monthly temperature ranges from 19 to 25 °C, based on data from the Meteorological Station of Talla.

Precipitation: The area has very low precipitation for the most of the year, having an annual average of less than 10 mm.

The annual average Relative Humidity is 77%.

Atmospheric Pressure: The atmospheric pressure fluctuates from 1017 hPa to 1013 hPa in the period of November 2006, with a daily average of 1009 hPa. These pressure values are related to the influence of the South Pacific Anticyclone.

Sunshine is high at midday in summer, with an average of 7 hours of solar rays per day. In the winter, the sunshine decreases to 3.5 hours of solar rays, although it is worth noting that there are clouds that allow the diffuse radiation to pass through.

Local resources and infrastructure

The personnel of the plant are divided into Cementos Pacasmayo S.A.A. and contractor personnel. The cement plant is located next to Pacasmayo town where most of the personnel live. They are taken from Pacasmayo to the cement plant in buses provided by Cementos Pacasmayo.

Electricity is supplied by the national grid and there is a contract with Electro Perú, which supplies energy through a 60 KV transmission line.

Water supply at the Pacasmayo plant is provided by a groundwater well.

5.	History

5.1.	Tembladera quarry

Tembladera quarry is a limestone quarry mining limestone that is suitable for different types of cement. The quarry and deposit are owned by Cementos Pacasmayo S.A.A. By means of Director’s Resolution No. 01989-2002-INACC/J dated on November 4, 2002, the National Institute of Cadastre and Mining Concessions granted to Cementos Pacasmayo S.A.A., the title of the non-metallic accumulation concession called “Acumulación Tembladera” with code No. 01-00018-01-L, whose antiquity goes back to the date of its oldest integral concession: “Norte No. 1” granted by the Regional Mining Headquarters of Cajamarca by Ministerial Resolution No. 267 of June 30, 1950, in favor of Cementos Portland del Norte S.A., starting operations as Cementos Pacasmayo S.A. from 1957 to 2013, the year in which Calizas del Norte S.AC.(CALNOR) was constituted. CALNOR started activities from January 2014 to May 2016. San Martin Contratistas Generales S.A. started activities from October 2016 to the present.

In March 2007, MINTEC Consulting Company was hired by Cementos Pacasmayo to perform the 3D modeling of the deposit and a preliminary estimation of the Mineral Resources. The geological information was obtained from 31 diamond drill holes. The samples obtained were analyzed in internal and external laboratories to obtain the content of CaO, MgO, Al2O3, SiO2, Fe2O3, SO3, Cl and CO3.

With the information generated, the geological interpretation was made and the structures which control or dominate the deposit were defined. The geological model was completed by Cementos Pacasmayo’s QPs in the MineSight software from vertical sections.

In 2019, a campaign of eight (8) diamond drill holes was carried out to confirm the Mineral Resources and Reserves of the east area of the deposit. With the interpretation of information obtained, a new geological model was prepared. Cementos Pacasmayo oversaw the interpretation and the geologic modeling.

In December 2022, Cementos Pacasmayo started a diamond drilling campaign of eight (8) additional drill holes to confirm Mineral Resources and Reserves. Drilling activities continued during the first month of 2023.

Between October and December 2025, the Tembladera quarry did not dispatch material to the Pacasmayo plant due to corrective maintenance works on internal components of the primary crusher, during that period, limestone was consumed from strategic stocks. However, waste removal activities continued during October and November, and the construction of a safety wall in the pit was completed in December.

5.2.	Pacasmayo Plant

In 1957, Compañia Cementos Pacasmayo S.A. began operations in the Pacasmayo plant by installing the first clinker line, which had an installed production capacity of approximately 110,000 metric tons per year.

In 1966, CPSAA added a second clinker line of 150,000 metric tons per year, increasing the installed clinker production capacity.

In 1974, Cementos Norte Pacasmayo S.A. (CNP) was created to transfer gradually the shares to the Peruvian State.

In 1976, a third clinker line was added, increasing the installed clinker production capacity to 540,000 metric tons per year.

In 1994, CPSAA installed a new computerized process control and optimization system in the Pacasmayo plant, and the Management approved the expansion of the practical clinker production capacity from 540,000 metric tons per year to 690,000 metric tons per year. In 1995, CNP upgraded the third kiln technologically, allowing it to increase its capacity to 840,000 metric tons per year of clinker.

On December 10, 1998, a significant milestone was reached in our company’s history. Cementos Pacasmayo S.A.A. was born due to the merger between Cementos Norte Pacasmayo, Cementos Selva (formerly Cementos Rioja), and Cordasa. This strategic move not only solidified our position in the market but also paved the way for our continued growth and success.

In 2023, we completed a significant investment in a more efficient kiln for our Pacasmayo plant. This strategic move underscores our unwavering belief in our country’s future growth and, more importantly, our steadfast commitment to environmental sustainability. The new kiln, designed to significantly lower our emissions, is a testament to our dedication to carbon neutrality.

6.	Geological setting, mineralization, and deposit

6.1.	Regional geology

The strata of the district of Yonan, province of Contumaza, Cajamarca region consists of Cretaceous Age sedimentary strata of the Quilquiñan Group, Cajamarca Formation, Celendín Formation, and Recent Quaternary Deposits (Table 11).

Table 11 Regional stratigraphic column

Quilquiñán Group (Ks-q).

The Quilquiñán Group is composed of the Romirón and Coñor formations which together are represented by 100 to 200 m. of shales and marls with some calcareous intercalations.

The Quilquiñán Group overlies the Pulluicana Group and underlies the Cajamarca Formation. Both contacts are concordant. It varies from a thickness of 120 m., in the Chongoyape quadrangle, to a known maximum of 281 m. in the Tembladera area (Cerro de Chepen).  The group consists of dark gray friable shales and bluish marls in thin layers weathering to dark brown or reddish brown. The Quilquiñán Group is fossiliferous and contains a varied fauna of ammonites, lamellibranchs and echinoidea. BENAVIDES V., (1956) dated it to the Late Cenomanian-Early Turonian interval because of its ammonite content.

Cajamarca Formation (Ks-c).

The Cajamarca Formation is composed of 100 to 400 m. of limestone whose main outcrops are located in the Cutervo, Chota and Celendín quadrangles. The Cajamarca Formation is characterized by regular and uniform stratification and grayish or whitish colors.

The formation is limited by concordant contacts with the Celendín Formation in the upper part and with the Quilquiñán Group at the base. In both cases these are sharp contacts with abrupt lithology changes. The Cajamarca Formation has a fairly uniform lithology throughout the region. It consists of a thin, pure, light brown limestone weathering to whitish or light gray. The limestone is well stratified in thin to medium layers.

A nearly complete section at Tembladera (Cerro de Chepén) is 111 m thick. (BENAVIDES V., 1956). The Cajamarca Formation is characterized by the content of Coilopoceras newelli BENAVIDES, from the late Turonian (BENAVIDES, V. 1956); therefore it correlates with the upper part of the Jumasha Formation, from other parts of northern and central Peru.

Celendín Formation (Ks-ce).

The Celendín Formation outcrops only in the Cutervo, Chota and Celendín quadrangles generating a relief of hollows and low terrains characterized by yellowish and brownish tones produced by weathering. The formation concordantly overlies the Cajamarca Formation. The Celendín Formation is composed of thin layers of clayey nodular limestone, intercalated with marls and shales. In general, the marls and shales predominate over the limestones. The ammonites contained in the Celendín Formation indicate that the unit belongs to the Coniacian and early Santonian (BENAVIDES, B. 1956). The Celendín Formation correlates with other outcrops of the same unit in the north and center of the country and with the top of the Chota Formation in the Selva region.

Recent Quaternary Deposits.

Along the coastal strip and the Andean foothills, there are abundant alluvial and fluvial deposits made up of conglomerates, gravels, sands, silts, etc. forming the floors of the valleys and ravines located between San Pedro de Lloc, and Motupe, where the main population centers and farming areas of the area are located. (Source: Bulletin No. 38 Series A. National Geological Chart by John Wilson - 1,984).

6.2.	Local Geology

The Tembladera quarry hosts a limestone deposit with a grade suitable for cement production. The deposit is contained within the so-called Cajamarca Formation, belonging to the Upper Cretaceous (Turonian floor, around 90 MA). This formation overlies the Quilquiñan Group and underlies the Celendín Formation.

Sedimentary rocks corresponding to the Cajamarca Formation and the Upper Cretaceous Celendín Formation outcrop in the area as described below. This formation overlies the Quilquiñan Group, and underlies the Celendín Formation.

Mesozoic

Quilquiñán Group (Ks-q).

Composed by a thin stratification of marly shales, thin layers of marly limestones, and marl nodules in thin layers, dark brown in color, it is not mineable. This formation is the limit of the Cajamarca Fm. limestones. Which represents the oldest rocks in the area, they are found outcropping in the northern part of the area of the quarry.

Cajamarca formation (Ks-c)

Composed of thin limestones, well stratified, in strata of thin layers, with a color ranging from dark to light gray, these limestones are mined for cement production because they meet quality standards. This formation lies concordant with the Quilquiñan group. The average strike of these strata is N 75° W and dip varies from sub-horizontal to 50º. It has a thickness or power of 230 meters.

Celendín formation (Ks-ce)

It presents an interstratification of thin layers of light gray limestones, cream to dark brown nodular marly limestones and shales. This formation outcrops on the south-central side of the quarry, in a reduced area, with a thickness of 35 meters, which underlies concordant to the Cajamarca Fm. These types of limestones were considered as waste rock for not complying with the quality standards.

Cenozoic

In the quarry, intrusions of andesitic dikes of plutonic formation can be found, which intrude longitudinally in very localized areas of the limestone deposit rock mass. These dykes present aphanitic to porphyritic texture, with some plagioclase crystals visible in greenish gray to whitish matrix, showing moderate to high alteration, moderate poly directional fracturing degree.

Quaternary Deposits

Along the Andean foothills there are abundant alluvial and fluvial deposits made up of conglomerates, gravels, silty sands, etc. In the Tembladera quarry area, these deposits are restricted to the Jequetepeque riverbeds, stream mouths and some terraces.

Table 12 Local stratigraphic column of the Tembladera quarry

System	Series	Stratigraphic Unit		Intrusive rocks		Lithologic Description
Quaternary	Recent	Fluvial Deposit	Qr-fl			Fluvial origin
		Alluvial Deposit	Qr-al			Alluvial origin
Tertiary	Lower			Andesite	T-an	Intrusion of andesitic dykes longitudinally into the deposit rock mass.
Cretaceous	Upper	Celendin Formation	Ks-ce			Thin layers of clayey nodular limestone, interbedded with marls and lutites.
		Cajamarca Formation	Ks-c			Limestone of marine origin of whitish to light gray color.
		Quilquiñan Group	Ks-q			Lutites and marls with some calcareous intercalations.

6.3.	Characteristics of the deposit

Table 13 shows the main characteristics of the deposit.

Table 13 Characteristics of the Tembladera deposit

Quarry	Average Width (m)	Total Length (m)	Thickness (m)	Average depth (m)		Continuity
				Top Elevation	Lower elevation
Tembladera	800	1900	230	720	420	It is a sedimentary deposit whose continuity is controlled by a folded structure (syncline) whose limits are marked by its flanks.

Figure 7 Geological Section of the Tembladera quarry

7.	Exploration

7.1.	Drilling

Cementos Pascamayo’s exploration activities at the Tembladera quarry property involve diamond drilling to adequately characterize the geology. The holes range in depth from 80 to 150, with an average depth of 120.

Table 14 Drilling campaigns in Tembladera quarry

Drilling Campaign	Date	N° of holes	Hole Type	Holes dimeter	N° of samples	Type of sampling	Objective
1	2007	31	Diamond Drilling	HQ	2515	Core sampling	Exploration
2	2019	8	Diamond Drilling	HQ	858	Core sampling	Exploration
3	2022 - 2023	8	Diamond Drilling	HQ	956	Core sampling	Resources and Reserves Confirmation

7.2.	Hydrogeology

In 2025, Cementos Pacasmayo did not conduct further hydrogeological studies. The last hydrogeological studies were conducted in 2021 and the information was presented in the previously filed TRS titled “Technical Report Summary (TRS), Tembladera Quarry and Pacasmayo Cement Plant 20-F 229.601”, which was filed as Exhibit 96.1 of the CPSAA’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401).

As stated in the previous TRS, Cementos Pacasmayo hired Magma Consulting S.A.C. in 2021 to update its previous hydrogeological surveys. The hydrogeological study included the evaluation of 5 piezometers. Magma Consulting S.A.C. concluded that the groundwater is 300 m above the current topographic elevation. Figure 8 shows the water table relative to ground surface (Magma Consulting S.A.C. 2021).

Figure 8 Water level at the Tembladera quarry

As per the previous TRS, CPSAA hired Walsh Perú S.A. to define the hydrogeological characteristics of the quarry. Their study (Walsh Perú S.A., 2009), which included evaluation of EC, TDS, S, pH, and T from 13 monitoring points. The evaluation concluded there is no water contamination from the current mining practices.

7.3.	Geotechnical studies

Cementos Pacasmayo did not conduct further geotechnical studies in 2025. The update studies were conducted in 2021 and the information was presented in the previously filed TRS titled “Technical Report Summary (TRS), Tembladera Quarry and Pacasmayo Cement Plant 20-F 229.601”, which was filed as Exhibit 96.1 of the CPSAA’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401).

As per the previously filed TRS, the geotechnical studies concluded, based on the geotechnical test work that the current slopes at the Tembladera quarry are stable for static and pseudo-static loading conditions, with safety factors above the minimum recommended for operating conditions. The studies also recommended geotechnical design criteria including a single bench height of 10 m, inter-ramp angles between 35° and 45°, with berm widths ranging from 5.04 m to 6.40 m. The recommended bank angles is between 47° and 70° and bench angles is between 47° and 70°.

8.	Sample preparation, analyses, and security

This Chapter describes the preparation, analysis and security of the samples used for the geology, quarry and cement plant operations.

8.1.	Geology and quarry

Cementos Pacasmayo S.A.A. has implemented international standards in all its operations such as quarries and plants. The ISO 9001 standard has been implemented and certified since 2015. The certification is renewed annually through an external audit.

The SSOMASIG department (Security, Occupational Health, Environment and Management Systems), is part of the team that determines and gives the necessary support for the maintenance of the ISO 9001 (Quality) and the scope is in all the company’s activities.

The Geology department has protocols for the activities of sample preparation methods, quality control procedures, security and other activities.

8.1.1.	Preparation of samples, procedures, assays and laboratories

Samples obtained from the drill holes are placed in holders to be duly coded, cut, bagged and sent to the laboratory at the Pacasmayo plant and are occasionally sent to an external laboratory following the company’s procedures.

Certimin S.A. is used as an external laboratory for chemical analysis. Certimin S.A. is a Peruvian laboratory that is certified in ISO 9001, ISO 14001, ISO 45001, NTP-ISO/IEC 17025 Accreditation and has a membership in ASTM. This laboratory has modern facilities for the development of mining services associated with the cement industry and technical support in the geochemical field for national and international companies.

For the limestone samples, the laboratory analyses evaluate CaO, MgO, Al2O3, SiO2, Fe2O3, SO3 and Cl. Once received in the laboratory, the properties of the limestone to be used in cement production are analyzed.

8.1.2.	Quality Assurance Procedures

Cementos Pacasmayo S.A.A. has developed quality assurance procedures, which guarantees the accuracy of the results in the sampling, in the preparation and analysis of the samples.

Cementos Pacasmayo S.A.A. has implemented QAQC protocols for the development of exploration and production activities in the Tembladera quarry to ensure the quality of the information that allows the estimation of Mineral Resources and Reserves of the deposit.

Based on the information and samples from the 2019 drilling campaign where limestone samples were obtained, Cementos Pacasmayo S.A.A. performed an audit for the validation of results as part of the quality assurance and quality control (QAQC) activities. For this purpose, it hired the Wiracocha Mining Services S.R.L., who conducted a re-sampling of a group of drill holes executed in Tembladera quarry in the past. Also, the work included the revision of the QAQC program. The samples and controls of this program were analyzed at Certimin S.A., an external laboratory.

The analysis of the results obtained for the different samples and controls inserted show a confidence level, with an acceptable bias that are within the standards of the sampling theory, which guarantees the accuracy of the results in the initial sampling, so it is concluded that both the preparation and analysis of the samples obtained initially in the laboratory of Cementos Pacasmayo S.A.A., has reliable processes and procedures.

The quality plan implemented by Cementos Pacasmayo for the quarries includes the insertion of blanks, duplicates and standards, in order to control the precision, accuracy and contamination in the samples (Table 15).

Table 15 Quality Plan of the Tembladera quarry

Blanks	Duplicates	Standards	Remark
1 control sample for each batch of 20 samples.	2 control sample for each batch of 20 samples.	1 control sample for each batch of 20 samples.	Cementos Pacasmayo protocol ¨OM-GL-PRT-0023-R0¨.

8.1.3.	Sample security

Cementos Pacasmayo S.A.A. has implemented QAQC protocols for the development of exploration and production activities in the Tembladera quarry in order to ensure the quality of the information that allows the estimation of Resources and Reserves of the deposit.

Cementos Pacasmayo S.A.A has a specific area for the storage of the samples obtained during the drilling campaigns; the samples are properly stored to preserve their quality.

The necessary materials for storage and transport of the samples were implemented. Sampling cards were also implemented with information on the name of the project, name of the borehole to be sampled, date of sampling, sampling interval, sampling manager, sampling and type of sample or control sample.

All samples were labeled, and a photographic record is available. The photographic record of each sampling bag is made together with the weighing of the sample.

8.1.4.	Chain of custody

Cementos Pacasmayo has implemented actions to ensure the physical security of samples, data, and associated records. The traceability of the sample from its generation to its analysis and subsequent conservation of rejects and pulps. At the Tembladera quarry, core samples are duly stored in the core shack.

8.1.5.	Qualified person’s opinion on quarry QAQC

In the author’s opinion, Cementos Pacasmayo has been complying with the international standards of ISO-9001 (Quality) since 2015 and implemented Quality Assurance and Quality Control (QAQC). Cementos Pacasmayo S.A.A. has used a QAQC check program comprising blank, standard and duplicate samples. The QAQC shipping rate used complies with accepted industry standards for insertion rates, as well; the actual sample storage areas and procedures are consistent with industry standards.

Protocols in the different exploration and production processes are strictly complied with. There is information on sample preparation methods, quality control measures, sample security, and these results are accurate and free of significant error. The information in this report is adequate for use in the construction of the Geological Model, Resource Estimation and Reserve Estimation.

8.2.	Pacasmayo plant

8.2.1.	Samples preparation, procedures, assays and laboratories

Cementos Pacasmayo S.A.A. has a quality control plan for each of its operations that is part of the quality system.

As part of the quality control plan (P-CC-D-03 VE 05 Quality control - cement and lime), samples of raw materials such as limestone, sand, clay and iron are evaluated in the laboratory at the Pacasmayo plant, where they are analyzed to determine the chemical composition of each material for cement production.

The procedures applied are the chemical analysis of raw materials and raw meal, sampling of clinker, slag and pozzolana, physical testing of cement, chemical analysis by wet route for clinker and cement, preparation of coal samples, physical testing for additions, analyses and operating procedures in the X-ray area, which are based on ASTM, NTP (Peruvian Technical Standard) and ISO standards.

8.2.1.1.	Raw materials sample preparation

For preparation of samples, it is considered the collection and preparation of samples procedure, which consists of primary and secondary crushing, and reduction of the sample by the quartering method, then the sample is pulverized in the ring mill.

8.2.1.2.	Analysis of Laboratory

The laboratory at Pacasmayo plant has implemented the ISO 9001 standard; also, it has calibrated equipment, with a calibration and maintenance program established by the laboratory area. The main equipment in the laboratory at Pacasmayo plant are the XRF fluorescence equipment and the compressive strength press, which are maintained annually.

The tests for air content, fineness, autoclave expansion, compressive strength and setting time and vicat are made for all types of cements. The autoclave contraction, 14-days mortar expansion, 6-months sulfates expansion, SO3, MgO, loss on ignition, insoluble residue and C3A and 2 C3A+ C4AF tests only apply to some specific cements.

8.2.2.	Quality Assurance Actions

Table 16 describes the sampling plan and frequency of tests and data verification (P-CC-D-04 VE 11) for the processes of raw material reception, raw material crushing, coal milling, raw meal milling, clinkerization, cement milling, lime production, lime milling and lime dispatch.

Table 16 Tests and frequency for each stage of the process

Stage	Tests	Frequency
Receiving raw materials	Chemical analysis by X-ray, granulometry and humidity.	1 samples per 2 hour up to Once per day.
Crushing raw materials	Chemical analysis by X-ray.	2 samples by shift or depending on the material.
Coal grinding	Chemical analysis by X-ray, humidity, calorific value and proximate analysis.	1 samples per 2 hour up to Once per day.
Raw meal grinding	Chemical analysis for X-ray, Humidity, R70 and R170.	Each 1 hour up to 2 hours.
Clinkerization	Chemical analysis by X-ray.	Each hour up to 2 hours.
Cement and other grinding	Chemical analysis by X-ray, pozzolana, IAP pozzolana, IAP Slag, Blaine, R325, R450, loss on ignition, insoluble residue and chemical/physical tests.	Each hour up to 2 hours, silo composting and daily composite
Packaging of cement	Chemical analysis by X-ray, Blaine, R325, R450, loss on ignition, insoluble residue and chemical/physical tests.	2 samples per shift and depending on the type of cement and daily and weekly composite

The quality plan implemented by Cementos Pacasmayo for the cement plants includes the insertion of blanks, duplicates and standards, in order to control the precision, accuracy and pollution in the samples. Table 17 shows the QAQC plan for the Pacasmayo plant.

Table 17 Quality Plan of Pacasmayo cement plant

Blanks	Duplicates	Standard	Comment
03	1500	18	Blanks only apply by performing spot checks by Classical methods.

In 2025, CPSAA evaluated 03 blank samples, 1500 duplicate samples, and 18 standard samples in the Pacasmayo Plant. The results show the precision and accuracy are below the error limits. As part of the quality plan, the laboratory evaluates its performance through external interlaboratory; in this sense, the laboratory participates in 02 interlaboratory:

●	CCRL: Compliance greater than 94% in qualification Z Score > 4

●	XAMTEC: Qualification greater than 98%.

Likewise, quality assurance procedures include control of finished products, control of non-conforming products, validation of silos, density analysis, QAQC program, quality plan and Quality control parameters for raw materials received at the Pacasmayo plant.

8.2.3.	Security of the samples

Cementos Pacasmayo S.A.A. has implemented QAQC protocols for the development of cement production activities at the Pacasmayo plant, to ensure the quality of the information that allows the estimation of the Mineral Resources and Reserves of the deposit.

Sample preparation methods are sample collection and preparation, clinker, slag and pozzolana sampling and coal sample preparation.

The testing procedures are: Chemical analysis of raw meal and raw materials, analysis by X-ray equipment, X-ray laboratory operation, physical tests for additions, physical chemical analysis for coal samples, physical tests for cement, wet testing of clinker and cement and quality plan.

Likewise, the control parameters are raw material parameters, pozzolana, slag, mineral reception parameters, clinker production parameters, raw material parameters for raw meal, raw meal feed parameters, raw meal milling parameters, coal milling parameters and cement milling parameters.

8.2.4.	Qualified Person’s Opinion on cement plant QAQC

Cementos Pacasmayo S.A.A. has a Quality Assurance, Research and Development area that ensures compliance with the requirements for finished products specified in Peruvian Technical Standards, which are traceable to the standards of the American Society for Testing and Materials (ASTM).

For quality assurance, the control parameters have been defined from the raw materials, products in process and finished products. Compliance with the requirements based on indicators of the quality assurance management system for the 2025 period is 0% of nonconforming products in the market. This is evaluated under the specification of Standards NTP 334.009, NTP 334.090, and NTP 334.082 (similar to ASTM C150 and ASTM C1157). Likewise, the level of customer satisfaction (D-COM-P-01 VE10 Customer satisfaction) is 91.59%.

In this sense, in the author’s opinion, the quality assurance system at the Pacasmayo plant, which includes preparation methods, procedures, analysis and security, complies with the best practices in the industry, thus ensuring that the final customer has confidence in the quality level of the products marketed by Cementos Pacasmayo. The QAQC is adequate for Mineral Reserves estimation.

9.	Data verification

This Chapter shows the data verification activities for the geology, quarry and cement plant areas.

9.1.	Geology and quarry

9.1.1.	Data Verification procedure

CPSAA has a unit specialized in the compilation, standardization and verification of information to be loaded into the geological database. Its main function is the administration and validation of the data to be used in the estimation of mineral Resources and Reserves. For the proper management of the information of the database, internal protocols have been implemented, which are subject to internal audits.

9.1.2.	Data collection

The data collection applies to exploration activities and quarry operations.

For diamond drilling, the process flow for planning and executing drilling, survey methods for reporting drill collars and ddh / verification of the quality of information and recovery process of the core information. In addition, for geological sampling activities, the processes flowsheet, validation and consistency of sample information, sample preparation and testing, density, registration process and digital photographic storage are used.

For quarry operations, it applies to the sampling of detritus from the blast holes and rock chips.

9.1.3.	Management and Validation of Database

The stages for management and validation of database are the recovery, processing and storage of the database. The database validation includes database development process flow, information standardization and integration process, information storage strategy, appropriate database technology, structure and practicality of the database system that allows a fast and flexible access and input of information and validation of chemical results.

9.1.4.	Tracking Data

The consistency between the database records and the original registry was verified by the QPs in 2025. No differences were detected between the database and the log files. A digital copy of all records is kept as a pdf file. Digital certificates support the chemical analysis data.

The collection of the information considered the following: drill collars, survey, lithology, photographic record, samples and assays.

9.1.5.	Validation of Data

Collar, Survey, Lithology and chemical analysis data were imported and processed with MX-Deposit software (By Seequent).

The results indicated that the database had adequate integrity for Resource estimation. This software verifies that the data entered from each sample or reported by the external laboratory is correct for input into the Resource model.

The team followed the defined processes for information flows to support Resource and Reserve estimation. The qualified person followed the same process as a means of verifying and validating. It has been found that the validated information is congruent in the interpretations of the same, with which the fundamental base geological models were generated for the estimation of the Resources.

No findings have been found that could invalidate the estimation of the Resources and Reserves of the unit.

Data for each hole was individually checked in the database to confirm accuracy.

The reviews included:

●	Drill hole lithology database comparison to geophysical logs

●	Sample quality database comparison to quality certificates

●	Survey sheets

●	Collar sheets

●	Core photographic record

Typical errors may impact reserve and resource estimation related to discrepancies in original data entry. These errors may include:

●	Incorrect drill hole coordinates (including elevation)

●	Mislabeled drill hole lithology

●	Unnoticed erroneous quality analyses where duplicate analyses were not requested

●	Unrecorded drill hole core loss

Data validation follows the field operational procedures that collect information from the source (collar, survey, lithology, samples, and assays). Finally, when the information is transmitted and uploaded to the mining software for geological modeling and estimation, it is double-checked to eliminate any additional errors.

9.1.6.	Qualified Person’s Opinion Geologic Data

The qualified persons followed the defined processes for information flows to support Resource and Reserve estimation. The qualified person followed the same process as a means of verifying and validating the geologic data. They found that the validated information is congruent in the interpretations of the same, with which the fundamental base geological models were generated for the estimation of the Resources.

No findings have been found that could invalidate the estimation of the Resources and Reserves of the unit.

9.2.	Pacasmayo plant

The Quality Control Plan consists of the following: PDCA cycle, customer, person in charge, activities, risks, control methods, monitoring, measurement, analysis, evaluation and documentary evidence.

The PDCA cycle is:

●	Plan, during this stage the following activities are considered: determination of characteristics of raw materials, product in process and finished product, elaboration of control and arrays parameters and determination of activities and results assurance program.

●	Do, during this stage the following activities are considered: verification and compliance with the requirements and matrices, sampling and preparation.

●	Check, during this stage the following activities are considered: chemical analysis by XRF, chemical analysis, physical analyses, recording of results, taking action on non-conformities.

●	Act, during this stage the following activity is considered, acting to improve.

The Quality Assurance Plan is applied to the following customers: production, quarry, provisions chain and external customer.

9.2.1.	Data verification procedures

The XRF analysis, chemical analysis and physical analysis are made to verify the results of the samples, as part of the Quality Control Plan.

The data resulting from these three types of analysis are recorded and evaluated - to determine whether or not they comply with the technical specifications.

Data verification procedures include internal verification, check lists, statistical tables, reports, validation of data, certificates, interlaboratory test reports and compliance with quality protocols.

9.2.2.	Data validation

Cementos Pacasmayo S.A.A. through its quality assurance and control unit participates in evaluations with international laboratories such as CCRL/ASTM (Concrete and Cement Reference Laboratory), which is an international reference laboratory for construction materials, and Xamtec of Colombia, an international interlaboratory, in order to report reliable data.

The Quality Control laboratories endorse their analysis methods by participating in interlaboratory analysis programs, which compare the results with national and foreign laboratories. The methods of analysis compared are X-ray fluorescence (XRF) and the physical cement tests, which are the methods used to control cement quality. In all the results of these interlaboratory programs, the companies always obtain the best results for each test.

9.2.3.	Qualified Person’s Opinion on cement plant

In the author’s opinion, the methodologies used for collecting and processing data at the cement plant are accurate and free of important errors. The information can be used within the models’ construction and estimates for cement production. Considering that the analyses of the main chemical components and physical properties of the raw materials and final products are made in external laboratories, the quality of the information is adequate for preparing mineral Resource and Reserve Estimates.

10.	Mineral processing and metallurgical testing

10.1.	Nature of Testing Program

Cementos Pacasmayo S.A.A. has a Quality Assurance and Research and Development department. The objective of the department is to develop, evaluate and research procedures for the development of products at laboratory level and their scaling up to industrial level. Another objective is to identify supplementary cementitious materials (SCM) that can substitute for clinker: slag, pozzolana, fly ash, calcined clays, etc., to reduce their environmental footprint and the cost of cement production.

They have also implemented their own procedures for the preparation, review, issuance and control of test reports associated with cement production.

Cementos Pacasmayo has implemented the ISO 9001 standard since 2015. The Research and Development laboratory, located at the Pacasmayo plant, is responsible for technical aspects of cement plant and quarry operations.

Cementos Pacasmayo applies the procedures:

●	P-ID-P-04 Preparation of raw materials.

●	P-ID-P-05 Sampling of cement and raw materials.

●	P-ID-P-13 Input, storage and disposal of samples.

A permanent control is carried out with other laboratories to give greater reliability to the results. Likewise, interlaboratory reports are obtained from external laboratories such as CCRL (Cement and Concrete Reference Laboratory), which is an international reference laboratory for construction materials, and Xamtec from Colombia, an internal interlaboratory.

Cementos Pacasmayo S.A.A. has also obtained the certification that certifies compliance with Supreme Decree No. 001-2022, which validates compliance with the Technical Regulation on Hydraulic Cement used in Buildings and General Construction.

Cementos Pacasmayo SAA opted for the highest and most rigorous certification model (Type 5) granted by ICONTEC, which has extensive experience in the certification of products and services.

A significant percentage of Research and Development activities are focused on evaluating different ratios between clinker-mineral additions that provide the best functional characteristics to our products and at the same time keep balance with the benefits generated for the company. Whether it is a requirement or an internal initiative oriented to supply any previously identified need, the laboratory tests are developed with the objective to generate an operational advantage to the company. Based on this work, the laboratory has determined (and confirmed with production estimates) that 1 tonne of limestone yields 0.74 tonnes of clinker and the clinker/cement factor with additions is 0.71.

The R&D Laboratory located at the Pacasmayo plant provides analysis and research services to all of the company’s cement plants.

10.2.	Cement Manufacturing Test Results

At the Pacasmayo plant, the studies conducted in the Research and Development Laboratory and the Quality Control department include: reduction of the clinker/cement factor, substitution of slag for pozzolan, and substitution of fossil fuels for rice husks, the latter at the Rioja plant. The clinker/cement factor of the main cements with additions is 0.71.

The substitution of slag from blast furnace by natural pozzolanic materials was also analyzed, with the objective of improving the company’s carbon footprint and reducing operating costs. The main test was the analysis of pozzolanic activity at laboratory level and subsequently at industrial level. By 2026, the objective is to further reduce slag consumption and further reduce CO2.

10.3.	Qualified Person’s Opinion of the Adequacy of the Test Data

The Research Laboratory issues technical reports in compliance with international standards to support the Operations area. These reports ensure the identification of reliable data and the establishment of applicable requirements, which may vary but typically encompass accuracy, consistency, and validity. This process is supported by systematic data evaluation, the implementation of corrective and improvement actions, and the subsequent validation of data adequacy.

The Operations area assesses the feasibility of implementing the tests at an industrial scale and validates the results reported by the laboratory. The integrity and adequacy of the data generated and reported by the area are underpinned by the technical expertise of its personnel, as well as by consistently high performance in external interlaboratory comparison programs conducted by recognized organizations such as XAMTEC and CCRL.

11.	Mineral Resources estimates

The geological model was developed and structured using Leapfrog software. The model solids were generated considering the lithology of the deposit based on the geological characteristics and its quality.

Due to the nature of the deposit and its stratified nature and occurrence, the geological model was interpreted with the help of 56 E-W cross sections and 82 N-S sections, spaced every 20 meters.

Additionally, in the interpretation with the sectioning, a structural analysis has been considered defining a main NE-SW fault system whose effect on the terrain has been reflected in the displacement of blocks related to fault jumps of normal and inverse nature.

The geochemical analysis of the samples from the diamond drilling campaigns was performed by the geologists of Cementos Pacasmayo S.A.A., which has allowed grouping the calcareous stratigraphic sequence into 15 lithological groups or domains, establishing the following sequence to be considered in the geological modeling.

The lithological units have been grouped by assigning a numerical code to each, in the mining software, to simplify the modeling. Table 18 shows the lithological units with their respective Mine Sight code and numerical code.

Table 18 Lithologic units of the Tembladera quarry geological model

Lithologic Units	Mine Sight Code ITEM (USO)	Numeric Code (CUSO)
01_CALIZA MARGOSA	CMG	1
02_CALIZA IMPURA MARGOSA A	CIMA	2
03_MARGA DE ARENISCA	MGAR	3
04_CALIZA IMPURA MARGOSA B	CIMB	4
05_CALIZA TIPO I	CTI	5
06_CALIZA TIPO I	CTI	6
07_CALIZA CAL	CAL	7
08_CALIZA TIPO I	CTI	8
09_CALIZA ADICION	CADI	9
10_CALIZA TIPO I	CTI	10
11_CALIZA ADICIÓN	CADI	11
12_CALIZA TIPO I	CTI	12
13_CALIZA CAL	CAL	13
14_CALIZA TIPO I	CTI	14
15_CALIZA ADICION	CADI	15
16_DIQUES	DQ	16
00_SOBRECARGA	SU, DES	20

*	CALIZA means limestone.

The main criteria used for geological modeling are the lithological and quality aspects.

The lithological criteria are based on the macroscopic physical characteristics, such as color, texture, hardness, etc., of the calcareous rocks.

In relation to the quality criteria, the main reference is the content of calcium oxide (CaO) as the main oxide, and of economic interest, as well as the concentration of oxides and secondary elements and/or contaminants were also considered in classifying the type of rocks oriented to the final product.

In the Tembladera quarry, the reference cut off of the content of oxides that determine the classification of the final products of calcareous rock is shown in Table 19.

Table 19 Pacasmayo plant material restrictions

		Limestone Type I	Limestone Type V	Limestone Type Cal	Limestone Type Addition
Al2O3 (%)	Min.	0	0	0	0
	Max.	2.50	1.30	0	0
	Target	1.50	0.80	0	0
CaO (%)	Min.	48.60	50.50	51.10	41.00
	Max.	0	0	0	0
	Target	50.20	52.00	52.50	44.00
MgO (%)	Min.	0	0	0	0
	Max.	2.50	2.50	0	2.50
	Target	1.50	1.50	0	1.50
SO3 (%)	Min.	0	0	0	0
	Max.	0.35	0.35	0	1.10
	Target	0.25	0.25	0	0.50
SiO2 (%)	Min.	0	0	0	0
	Max.	0	0	2.00	0
	Target	0	0	1.50	0

The block model was configured based on the dimensions and spatial distribution of the bodies containing the material of economic interest. Table 20 shows the extents of and dimensions of blocks in the block model (coordinates in UTM units).

Table 20 Characteristics of the block model

	Minimum (m)	Maximum (m)	Size (m)	Number
X	706700	708700	10	200
Y	9197800	9199200	10	140
Z	350	900	10	55

11.1.	Data base

A total of 890 samples from 47 diamond drill holes were used for the Resource estimation.

The data is managed in a database. From there, it is extracted and loaded into MineSight (by Hexagon) and used for resource estimation.

11.2.	Density

The density data for the estimation of the limestone Resources of the Tembladera quarry as of December 2025, were taken from the historical data of sampling results carried out in the first drilling campaigns, the density varies between 2.69 and 2.72 t/m3.

11.3.	Compositing

In general, each geological unit is estimated from the information of the composites belonging to that unit, the composites should not cross “hard” boundaries between different geological units, and in this case units were established according to the quality.

The objective of compositing is to have uniform grades in each initial core, to reconstitute the grade profile of each drill hole. This means that when compositing we must be careful that the composites preserve the original nature of the sample. The calculated values considered in the compositing were for the SiO2, Al2O3, CaO, MgO and SO3.

Composites were made at different lengths to determine the optimum compositing size. The optimum value was 10 m. This size, which best fits the nature of the original sample, was included in the resource estimation process.

In addition, the length of the composites is considered based on an exact multiple of the height of the blocks used to model the deposit and is also matched to the bench height to be processed.

11.4.	Basic statistics of the data (Assay – Composites)

Table 21 shows the results of the basic statistics of the main oxides as CaO, SiO2, MgO, Al2O3 and SO3 content for the original data and for the composited data. The statistical analysis was performed for each defined body with the interpretation of deposit quality, which were also taken as criteria for modeling and estimation.

Table 21 shows the statistics for “Limestone Cal” as this is the one of greatest economic interest due to its CaO content and the main one in the estimation of Resources and Reserves.

Table 21 Limestone Cal statistics

Components	Origen	Valid	Rejected	Minimum	Maximum	Mean	Std. Devn.	Variance	Co. Of Variation
CaO	Assay	1112	0	42.99	55.17	52.48	1.39	1.93	0.03
	Composito	208	0	48.03	54.85	52.41	0.88	0.77	0.02
SiO2	Assay	1112	0	0	11.35	1.65	1.20	1.44	0.73
	Composito	208	0	0.11	6.16	1.59	0.80	0.64	0.50
MgO	Assay	1112	0	0.19	6.29	1.46	0.79	0.63	0.54
	Composito	208	0	0.34	3.68	1.45	0.54	0.29	0.37
Al2O3	Assay	1112	0	0	3.99	0.61	0.43	0.18	0.69
	Composito	208	0	0.09	2.31	0.59	0.29	0.08	0.49
SO3	Assay	1090	22	0	1.64	0.18	0.14	0.02	0.77
	Composito	201	7	0.01	0.50	0.18	0.11	0.01	0.64

11.5.	Extreme values

Extreme values are those analysis results that are not representative of the unit being studied and are those that are above the mean plus twice the standard deviation.

In the analysis of the extreme values from the laboratory results for the calcareous lithologic units being estimated, no significant deviations were found that would alter the estimation results; the results are consistent and representative considering the geological nature of the horizons to which they correspond.

11.6.	Variogram Analysis

The variographic analysis considered the composited data for each level corresponding to each body of economic interest of the Tembladera quarry; the variographic structures found indicate preferential directions in the correlation of the results, which allows us to analyze the spatial behavior of the variables, mainly of the CaO variable.

This has allowed us to obtain resulting experimental variographic structures that reflect the maximum distance or maximum range and the way in which one point has influence on another point at different distances.

Table 22 Variogram modeling parameters

Type of Variogram Model	Spherical
Nugget effect	0.3
Total Sill	1
Range	150 and 510

11.7.	Interpolation

The Ordinary Kriging Interpolation (OK) method was used for the main CaO variable, of Inverse Distance (ID2) for the secondary variables (Oxides, see Table 25) and Nearest Neighbor (NN) for validations, defining parameters for each estimator. Table 23 and Table 24 show the main parameters used to define the interpolations of the main CaO variable of the CAL limestone layer and of the secondary variables, respectively.

The interpolations were performed in 3 consecutive processes.

-	The first with a search radius of 1/3 the range of the variogram.

-	The second with a search radius of 2/3 the range of the variogram.

-	Finally, the third one considering the maximum range of the variogram.

Regarding the number of composites, we used a minimum of 2 per block and 5 as maximum, for the first interpolation and a minimum of 1 per block for the second and third pass with 3 and 5 as maximum, respectively.

Additionally, a maximum of 02 composites were considered for each borehole taken in the interpolation.

Table 23 Estimation Parameters Secondary Variables

Comment	Pass 1	Pass 2	Pass 3
Search dist. Block on Model -X	150	300	750
Search dist. Block on Model -Y	120	240	750
Search dist. Block on Model -Z	70	80	80
Max distance accept data	150	300	900
Min # comps per Block	2	1	1
Max # comps per Block	5	3	5
Min # comps per hole	2	2	2
Variable Model	SI13	SI13	SI13
Variable comp	SIO2	SIO2	SIO2
Pass	PASS1	PASS2	PASS3
Distance along major	30	60	90
Distance along minor	175	350	525
Distance along vert	85	170	260
ROT	0	0	0
DIPN	75	75	75
DIPE	45	45	45
Limiting Variable model	RT13	RT13	RT13
Code model	13	13	13
Limiting Variable composite	CUSO	CUSO	CUSO

Table 24 Estimation Parameters CaO

Comment	Pass 01	Pass 02	Pass 03
Search dis. Block on Model -X	150	300	750
Search dis. Block on Model -Y	120	240	750
Search dis. Block on Model -Z	70	80	80
Max distance accept data	150	300	900
Min # comps a Block	2	1	1
Max # comps a Block	5	3	5
Min # comps per hole	2	2	2
Variable Model	CA13	CA13	CA13
Variable comp	CAO	CAO	CAO
Variable Pass	PSC13	PSC13	PSC13
Pass 1	PASS1	PASS2	PASS3
Store Distance	DIC13	DIC13	DIC13
Store max # comp	NCC13	NCC13	NCC13
Store max # drillholes	NDC13	NDC13	NDC13
Store kriging variance	SDC13	SDC13	SDC13
Distance along major	30	60	90
Distance along minor	175	350	525
Distance along vert	85	170	260
ROT	0	0	0
DIPN	75	75	75
DIPE	45	45	45
Limiting Variable model	RT13	RT13	RT13
Codigo model	13	13	13
Limiting Variable composite	CUSO	CUSO	CUSO
File variogram	allvar. var	allvar. var	allvar. var

The geological modeling of the limestone deposit of the Tembladera quarry has been modeled considering the quality and geological characteristics of the calcareous horizons, such interpretation was made based on the diamond drill holes carried out in the drilling campaigns, the relationship between the information and the geological model is consistent.

11.8.	Resources estimation

Mineral Resource estimates are effective December 31, 2025. The point of reference for all Mineral Resources estimates is as quantities at delivered to the cement plant. For the estimation of Mineral Resources, the content of CaO was considered, in addition to the content of impurities. The impurities are restrictions determined by the cement production plant. Table 25 shows the quantity of Resources and the average values of their quality.

Table 25 Resource estimates (exclusive of Reserves) at the Tembladera quarry

	Resources	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SO3 (%)
Limestone	Measured	135.1	49.85	1.79	1.63	0.29
	Indicated	39.2	50.58	1.56	1.39	0.17
	Measured + Indicated	174.3	50.01	1.74	1.58	0.26
	Inferred	41.5	50.61	1.56	1.38	0.17

11.8.1.	Cut-off

For the determination of Resources, the costs of extraction, transportation, cement processing and cement dispatch were considered to determine the Resources. The cost estimate considers the increase in distances, which vary from 5.6 kilometers to 5.9 kilometers from the quarry to the plant and operating costs in the open pit during the 30 years of evaluation. Since the stripping or overburdens is 0.2 and is consider in the economic model.

The costs are based on real sources of current operations of Cementos Pacasmayo S.A.A. and the selling price of cement during 2026 (475.4 S/. x t). Chapter 18 and 19 shows the costs and prices for the determination of Mineral Resources. The main factor for the determination of Resources is quality. The Tembladera quarry is a sedimentary deposit in that sense the model for the estimation of Resources has considered the Tembladera quarry as a unit, whose limestone production is carried out by 10 m banks.

11.8.2.	Reasonable Prospects of Economic Extraction

The evaluation of mineral resources has considered other modifying factors such as limestone production costs, cement sales prices and the environmental and social viability of our operations.

From an environmental and social point of view, Cementos Pacasmayo has been carrying out activities in Peru for more than 60 years and is recognized as a Peruvian company with a high reputation. Therefore, environmental and social viability is expected to continue.

The inclusion of a new diamond drilling campaign in the eastern part of the pit (in production) is allowing us to identify the resources, understand the geology of the deposit associated with the andesitic dike structures and has also allowed us to reclassify the Indicated Resources to Measured Resources and the Inferred Resources found in that area of the deposit to resources of greater certainty.

It is important to complete the geological evaluation of the deposit in order to define the resources globally.

11.8.3.	Mineral Resource classification

The parameters for Resource classification used by Cementos Pacasmayo S.A.A. were obtained from the experience of calculating the optimum drilling grid for sampling by geostatistical methods. Additionally, the variographic analysis was considered taking as reference the variogram range. After considering all these, resource classification was based on the following criteria:

-	Measured Resource: 1/3 of the distance of the variogram range.

-	Indicated Resource: 2/3 of the distance of the variogram range.

-	Inferred Resource: The total distance of the variogram range.

From this basic configuration, several configurations have been defined, taking into account the number of holes and the average search distance. Other factors used for Mineral Resource estimation are the maximum number of composites used per block and the number of drill holes for each block, as shown in Table 23.

11.9.	Qualified Person’s Opinion

The geological modeling of the limestone deposit at the Tembladera quarry has been based on the quality and geological characteristics of the calcareous horizons. This interpretation was carried out based on the diamond drilling carried out during the drilling campaigns. The relationship between the information and the geological data of the model is consistent.

The revision of the model for this report has been based on the geological update of the calcareous horizons, taking into account data related to production progress and the updated production topographic base. During the review period, no diamond drilling was carried out, nor were any geological studies or assessments performed that could substantially modify the presented model.

No fundamental changes have been considered in the estimation plans or strategies, such as interpolation ranges or distances that could considerably modify the resource model.

The resource estimate of the Tembladera quarry has been developed following the best standards and modeling and estimation techniques of the mining industry.

12.	Mineral Reserves estimates

The total estimated Mineral Reserves in the Tembladera quarry are 72.9 M tonnes which are detailed in Table 26 in their different classes.

In the periodic update of the Reserves of the Tembladera quarry, the Reserves produced within the update of the Resources and Reserves models are taken into account, along with any changes to assumptions about “modifying factors” or the change and entry of any new information if it had been generated.

The quality metric used in the Mineral Resources and Reserves estimation is the calcium oxide (CaO) content. It is a stable variable in the deposit, which develops in specific ranges depending on the lithological domain, and are characterized according to the strata or horizons as they were deposited, with varying degrees of concentration.

Based on the revised Mineral Resources model, the Mineral Reserves model was also updated with which the new design of the production pit was made and elaborated.

The Mineral Reserves estimated in the limestone deposit was 67.8 M of proven Reserves with 49.83% of CaO and 5.1 M of probable Reserves with 50.56% of CaO for a total of 72.9 M of Reserves that support the mining plans for its production and the supply to Cementos Pacasmayo S.A.A. plants.

A LOM of 30 years has been calculated for the quarry. This based on the estimated Reserves and the plant’s limestone consumption projection for the following years, provided by the management and financial control area, and is incremental until 2049 and fixed consumption thereafter.

12.1.	Criteria for Mineral Reserves determination

The criteria used for the determination of Mineral Reserves are described below.

12.1.1.	Run of Mine (ROM) determination criteria

ROM is all material produced in the quarry that complies with the specifications and will be sent to the plant for cement production. For determining ROM tonnage, dilution is considered negligible. The recovery in the quarry was assumed to be 100%.

12.1.2.	Cement plant recovery

The limestone received at the Pacasmayo plant is properly stored and then mixed with other raw materials to obtain the raw meal feed (kiln feed). The use of limestone in the formulation of the raw meal is an average of 81%. After the crude is obtained, it is fed to the calcination kiln to obtain clinker. Finally, the clinker is mixed with additions to obtain cement.

12.2.	Reserves estimation methodology

For the determination of the Mineral Reserves, the costs of extraction, transportation and cement processing, including the quality restrictions of the raw material, were considered. The costs are based on actual sources from the current operations of Cementos Pacasmayo S.A.A. in Tembladera quarry and Pacasmayo plant. Chapter 18 shows the costs to determine the Mineral Reserves.

●	Proven and Probable Reserves are derived from Measured and Indicated Resources, respectively.

●	Proven and Probable Reserves consists of Indicated and Measured Resources, respectively, that are within the designed pit the Tembladera quarry.

●	Reserves are those for which economic viability has been demonstrated by discounted cash flow analysis based on estimated capital and operating costs.

●	Cementos Pacasmayo S.A.A. has permits for limestone production at the Tembladera quarry. All material considered to be Mineral Reserves are material for which CPSAA has mining permits.

●	The effective date of the Reserve estimate is December 31, 2025.

●	The Reserve estimate is the final product placed in the Pacasmayo plant.

12.3.	Mineral Reserve estimates

The quality restrictions for limestone at the Pacasmayo cement plant are Al2O3, CaO, MgO, SO3 and SiO2. These restrictions are used for Limestone Type I, Limestone Type V, Limestone Type Cal and Limestone Type Adición.

From the quality point of view, the cut-off grade for limestone is 48.6% CaO and from the economic point of view, the results are shown in Chapter 19.

The economic analysis for the estimation of Mineral Resources and Reserves is presented in Chapter 19. Reserves are expressed in millions of tonnes and are shown in Table 26.

Table 26 Mineral Reserves expressed in millions of tonnes

	Reserves	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SO3 (%)
Limestone	Proven	67.8	49.83	1.49	1.51	0.35
	Probable	5.1	50.56	1.28	1.39	0.19
	Total	72.9	49.88	1.48	1.50	0.33

The Reserves calculated for the quarry from the Mineral Resources consider the risk factors and modifying factors within which the quality factors are considered as the most sensitive ones that by their nature can affect the Reserves. Although the main variable is CaO, which is very stable in the deposit, there are others that determine the quality of the Reserves and could even affect the process if they are not adequately controlled, such as the SO3 content.

In the process of calculating Reserves, and in the quarry production plans, these variables have been adequately considered in the mining plan; properly sequenced, and with blending processes.

In addition to quality factors, ore reserves could change from operating performance-controlled production costs, allowing for maximization of the use of resources in the extractive processes for the use of resources in the extractive processes for the industrialists, guaranteeing the LOM of the quarry.

13.	Mining methods

Cementos Pacasmayo S.A.A. is the current owner of the Tembladera quarry. The production of the quarry has been outsourced to a specialized contractor, San Martin Contratistas Generales S.A., who conducts limestone mining activities. Cementos Pacasmayo S.A.A. supervises the quarry to verify the activities and production according to the requirements of the Cement plant.

13.1.	Mining Methods and Equipment

The mining method is open pit mining, which consists of mining in a series of benches with pit expansion possible both vertically and laterally. At Tembladera, mining generally proceeds top-down with a bench height of 10 meters and no more than 3 working benches open simultaneously.

The transported material passes through the primary crusher, which reduces the fragments to a size of less than 4” for the cement production. The crushed limestone is accumulated in 2 piles to be dispatched to the cement plant.

For the production of lime is necessary a secondary crushing operation, which is generally carried out for limestone lime-type, bringing the granulometry of that limestone to less than 45 mm.

The secondary crusher only processes limestone destined for lime production, after which the product is screened using meshes of size 24 mm, 12 mm and 8 mm. The two coarse products are used for lime and the fine product is used as raw material as a quality enhancer. As a request of Pacasmayo cement plant, the secondary crusher is processing Type I limestone (Size <1/2”).

Figure 9 Tembladera quarry mining sequence

The mining of limestone at the Tembladera quarry includes the following unit operations:

●	Drilling

Drilling is mainly done with 1 hydraulic drill. The work is done in two 12-hour shifts with 20 effective hours and 4.0 hours of operational and non-operational delays.

●	Blasting

The Blasting fragments the rock to a suitable size for efficient loading, hauling and crushing operations. The operation mainly uses ANFO and Booster as the blasting agent, and non-electric detonators are used to mitigate vibration and sound.

●	Loading and hauling

After blasting, the Quality Control staff delimits the zones according to the results of blast hole sampling to define the material destinations. The excavators then load the material into trucks, which transport it to the assigned destination (waste dump or crusher).

●	Crushing

The purpose of crushing is to reduce the size of the rock as a result of blasting to the size required by the plant. The quarry has 2 types of crushers:

Primary Crusher

The Primary crusher, which is an Allis Chalmers 7”, is used to reduce the ROM limestone to sizes less than 4” at an average crushing rate of 700 tonnes/hour. After the primary crushing, the material is separated in two hoppers depending on the type of material and its granulometry.

Secondary Crusher

The secondary crusher, which is a Symons 5 1/2, reduces limestone sizes further to less than 45 mm at an average of 130 tonnes per hour. The limestone then passes through screens and is classified into 3 sizes of 45mm-25mm, 25mm-12.5mm and 12.5mm-8mm. As a request of Pacasmayo cement plant, the secondary crusher is processing Type I limestone (Size <1/2”).

The main equipment used to carry out mining activities at the Tembladera quarry are shown in Table 27 and Table 28 shows the auxiliary equipment.

Table 27 Main equipment of the Tembladera quarry

Equipment	Quantity	Function	Description
Track Drill (15 m max hole depth, single boom)	1	Drilling	This machine is used to drill holes for blasting.
Primary Crusher	1	Material Crushing	This equipment allows to reduce the particulate size from 12” to 4”.
Secondary Crusher	1	Material Crushing	This equipment allows to reduce the particulate size from 4” to 12.5mm and also to classify it by size.
Caterpillar tractor	1	Material Loading and Stacking	Equipment used to move the fragmented material resulting from blasting.
Front Loader and Excavator	5	Material Loading and Stacking	Material handling equipment.
Dump truck (20 m3 capacity)	10	Material hauling	Equipment for conveying material from the production areas to the primary crusher.

Table 28 Auxiliary equipment of the Tembladera quarry

Equipment	Quantity	Function	Description
Pickup van and Bus	4	Personnel Transportation	Personnel and material transport units.
Tanker truck, Lighting tower, Lubricator truck, Mobile crane, Compressor, Welding machine, Ambulance and Fuel Tanker Truck.	11	Auxiliary equipment	Auxiliary equipment to ensure the operability of quarry equipment and personnel.
Motor grader, Compactor	2	Track maintenance	Equipment used for track maintenance.
Hydraulic Hammer	1	Breaking banks	Equipment used to reduce the fragment size greater than 12” in the primary crusher.

13.2.	Geotechnical models

The stability study prepared by DCR Ingenieros S.R. Ltd in 2007 was used until 2020. The slope stability study established 10 zones within the deposit. For the period from 2021 and onwards, the update made by Magma Consulting S.A.C. shown in Table 29 and Table 30 will be applied.

Table 29 Parameters of design according to geotechnical zonification

Domain	Bench height (m)	Design		Berm width (m)	Slope azimuth range
		BFA (°)	IRA (°)
Domain 01	10	47	35	5.16	80-140
Domain 02	10	50	36	5.37	NA
Domain 03	10	47	35	5.04	80-130
	10	65	43	6.10	<80 and 130<
Domain 04	10	65	43	6.10	<105 and 170<
	10	48	35	5.27	105-170
Domain 05	10	70	45	6.40	NA
Domain 06	10	70	45	6.40	NA
Domain 07	10	70	45	6.40	NA
Domain 08	10	70	45	6.40	NA
Domain 09	10	58	41	5.30	NA
Domain 10	10	65	41	6.84	<10 and 50<
Domain 11	10	65	41	6.84	NA

*	Note:

BFA:	Slope angle

IRA:	Inter ramp angle

It is recommended to have a bench for each 150 m of slope, this bench should be at least 10.5m wide and for blocks 1, 2, 3 and 4 it should be at 602 m above sea level.

Table 30 Reviewed Safety Factor 2021

Section	Description	Safety factor
		Static	Pseudo-static K=0.147g
S-1	Global Fault	4.23	3.29
S-2	Global Fault	3.49	2.72
S-3	Global Fault	2.92	2.30
S-4	Global Fault	2.90	2.29
S-5	Global Fault	3.14	2.52
S-6	Global Fault	3.42	2.77
S-7	Global Fault	3.33	2.69
S-8	Global Fault	4.90	3.97
S-9	Global Fault	6.21	4.78
S-10	Global Fault	5.00	4.06
S-11	Global Fault	5.02	3.91
S-12	Global Fault	3.04	2.43

13.3.	Hydrological models

In 2021 the hydrogeological study was conducted by Magma Consulting S.A. and based on the hydrogeological interpretation, basin morphology, lithology, piezometric levels, recharge and discharge zones, and piezometry, groundwater is at a depth of 300 m with respect to the topographic elevation of the Tembladera quarry.

13.4.	Other Mine Design and Planning Parameters

The limestone production achieved as of December 2025 is 1,618,832 tonnes and 392,328 tonnes of waste rock was removed, which gives a stripping ratio of 0.24. Based on the plant requirements and sales projection for the next 30 years, the pit design parameters for the Tembladera quarry are presented in Table 31.

Table 31 Summary of Tembladera quarry design parameters

Description	Value
Inter-ramp slope angle	variable between 35° and 45°
Bench slope angle in situ	variable between 47° and 70°
Bench height	10 meters
Safety bench	5.04 to 6.40 meters
Width of ramps	12.0 meters (including safety berm and curb and gutter
Safety berm height	1.30m
Ramp gradient	10% to 12%

13.5.	Annual Production Rate

Considering that the cement plant demands an average annual production of 2.4 million tonnes per year of limestone, the plan for the following 30 years is shown in Table 32.

13.6.	Mining Plan

The proposed mining plan for the next 30 years is presented in Table 32.

Table 32 Mining plan for the next years

Year	Year	Tonnes (t)	CaO	MgO	SO3	Al2O3
1	2026	2,400,000	50.49	1.36	0.18	1.32
2	2027	2,192,306	50.70	1.30	0.17	1.31
3	2028	2,198,913	50.86	1.26	0.14	1.30
4	2029	2,205,652	50.37	1.24	0.20	1.50
5	2030	2,359,294	50.72	1.28	0.21	1.31
6	2031	2,366,680	50.03	1.37	0.31	1.47
7	2032	2,374,214	50.27	1.41	0.25	1.42
8	2033	2,381,898	50.18	1.35	0.32	1.50
9	2034	2,389,736	49.66	1.28	0.29	1.57
10	2035	2,397,730	49.44	1.31	0.37	1.46
11	2036	2,405,885	49.90	1.38	0.39	1.37
12	2037	2,414,203	50.03	1.43	0.39	1.33
13	2038	2,422,687	50.02	1.48	0.42	1.31
14	2039	2,431,340	49.63	1.52	0.41	1.57
15	2040	2,440,167	49.98	1.47	0.40	1.34
16	2041	2,449,171	49.81	1.44	0.39	1.54
17	2042	2,458,354	49.24	1.63	0.38	1.70
18	2043	2,467,721	49.29	1.62	0.41	1.65
19	2044	2,477,275	49.26	1.64	0.36	1.76
20	2045	2,487,021	49.77	1.51	0.40	1.47
21	2046	2,496,961	49.89	1.54	0.38	1.53
22	2047	2,507,100	49.91	1.54	0.34	1.44
23	2048	2,517,442	49.64	1.49	0.38	1.72
24	2049	2,524,429	49.61	1.67	0.35	1.52
25	2050	2,524,429	49.74	1.53	0.35	1.64
26	2051	2,524,429	49.70	1.60	0.33	1.60
27	2052	2,524,429	50.20	1.60	0.33	1.41
28	2053	2,524,429	49.49	1.61	0.38	1.58
29	2054	2,524,429	49.53	1.71	0.36	1.63
30	2055	2,524,429	49.32	1.72	0.37	1.74
Total general		72,912,757	49.88	1.48	0.33	1.50

In the same period of 30 years, the removal of waste rock will be a stripping average of 0.20 tonnes of waste rock/limestone, according to the mine plan.

Figure 10 Tembladera quarry final pit

13.7.	Life of Mine

The life of the Tembladera quarry is 30 years.

13.8.	Staff

Cementos Pacasmayo personnel develop its operations at the Tembladera quarry with its staff and contractors.

14.	Processing and recovery methods

14.1.	Process plant

The cement production involves the following stages:

Receiving raw materials: the limestone is produced from the Tembladera quarry, as described in Chapter 13. The other raw materials are obtained from third party companies and in the case of clay; it is obtained from our own quarry on the Señor de los Milagros de Pacasmayo property.

Grinding and homogenization: once the limestone is received at the plant, it is mixed with clay, sand and iron. The mixture must comply with the quality standards to be sent to a storage silo from where it is fed the preheater of the clinker kiln.

Clinkerization: the blend is heated at a temperature of approximately 1,450 Celsius degrees in rotary kilns whose product is clinker. The clinker is then cooled at a temperature of approximately 200 Celsius degrees and is stored in a silo or in an open-air yard.

Cement grinding: after cooling, the clinker, together with the additions, is entered into a mill to obtain a fine powder called cement.

Storage in silos: after passing through the mills, the cement is transferred on conveyor belts and stored in concrete silos to preserve its quality until distribution.

Packaging, loading and transportation: the cement is moved through conveyor belts and pneumatic conveyors to bagging systems to be packed into bags and then loaded to the trucks for distribution.

14.2.	Raw materials for the cement production

At the Pacasmayo plant, the following raw materials and additions are used in the production of cement.

Raw materials

Limestone: a material composed largely of calcium carbonate, is used as raw material and also as additive in the production of cement.

Sand: inert material composed basically of crystalline silica, aluminum and alkalis, such as potassium and sodium.

Iron: inert material composed basically of iron oxide (Fe2O3).

Clay: inert material composed basically of silicon, aluminum and a low proportion of alkalis such as potassium and sodium.

Coal: a solid, black or dark brown mineral that contains essentially carbon, as well as small amounts of hydrogen, oxygen and nitrogen.

Raw meal: the artificial mixture of limestone, clay, sand and iron, which is used to produce clinker.

Clinker: product obtained during the calcination of the mixture of limestone, sand, clays and iron.

Fossil fuel

Bunker oil: fuel used as an energy source in the calcining kiln.

Additions

Slag: artificial pozzolanic material that can set in contact with water and can develop compressive strength.

Pozzolan: materials containing silica and/or alumina, which can be of natural or artificial origin.

Gypsum: material composed of calcium sulfate hydrates. When gypsum is mixed with the clinker, it allows for better control of the setting time when the cement initiates the hydration reactions. The mineral gypsum may contain crystalline silica.

14.3.	Flow sheet

Figure 11 shows the flow sheet for the cement production at the cement plant.

Figure 11 Pacasmayo plant process block diagram

14.4.	Main equipment

Table 33 below shows the design and production capacities for clinker and cement.

Table 33 Main equipment in Pacasmayo plant

Equipment	Product	Capacity of production*	Unit
Raw meal Mill 1 Raw meal Mill 2 Raw meal Mill 3	Raw meal	594,000 1,425,600 633,600	tonnes/year
Miag 1 Miag 2	Coal	95,040 126,720	tonnes/year
Kiln 2 Kiln 3 Kiln 4	Clinker I-V	264,000 831,600 660,000	tonnes/year
Cement Mill 4 Cement Mill 6 Cement Mill 7	Cement Type I-V	498,960 1,211,760 1,211,760	tonnes/year
Bagging system 3 Bagging system 4 Bagging system 5 Bagging system 6	Cement	1,080,000 1,500,000 1,500,000 1,440,000	bags/month

*	The equipment capacities consider 330 days of production.

14.5.	Material balance cement plant

The following section presents information on the material balance at Pacasmayo plant for cement production.

14.5.1.	Material balance

Table 34 shows the balance of raw meal production. Table 35 shows the balance for cement production considering the additions used for the mixture with clinker and consequently, cement production.

Table 34 Balance for raw meal production

Raw material	Annual quantity (tonnes/year)	Dosage
Limestone	1,617,924	81%
Others	390,849	19%
Raw meal Type I and Raw meal Type V*	2,008,773	100%

*	Raw meal includes coal.

Table 35 Balance for clinker production

Raw material	Annual quantity (tonnes/year)
Raw meal	2,008,773
Clinker	1,254,363

Table 36 Balance for cement production

Cement	Annual quantity (tonnes/year)	Dosage
Clinker**	1,298,658	71%
Additions***	526,462	19%
Cement	1,825,120	100%

**	Consumption of clinker imported during 2025 amounted to 44,295 tonnes.
***	The amount of limestone used as an addition was 318,193 tonnes.

14.6.	Process losses

Losses in the cement production process associated with the raw material (limestone) are 0.57% due to handling and transport of the material during the production process.

14.7.	Water consumption

Pacasmayo plant has a water treatment plant (PETAT) for the kiln cooling system during clinker production. The cooling water is used in the clinker and cement grinding processes. It is also used to irrigate green areas and accesses. 396,947 m3 of water was consumed at the Pacasmayo Plant during its operations in 2025.

14.8.	Fossil fuel consumption

Liquid fuels are used for the various engines in the operation. Table 37 shows the consumption of liquid fuels used at the Pacasmayo plant.

Table 37 Fuel consumption in Pacasmayo plant

Fuel	Consumption	Description
Diesel	205,279 (gal/year)	P. Cal 41.2 Gj/t
Oil 6	373,541 (gal/year)	P. Cal 43.7 Gj/t

14.9.	Electric power consumption

The Pacasmayo plant has an electrical substation with a capacity of 105 MVA, which is supplied by the national grid 683,655 GJ of energy was consumed at the Pacasmayo plant during its operations in 2025.

14.10.	Maintenance Plan

Cementos Pacasmayo has implemented a preventive and corrective maintenance plan with the purpose of not interrupting cement production.

Cementos Pacasmayo maintains the operational efficiency to control costs and operating margins. Cementos Pacasmayo has initiatives to diversify the energy sources and secure the supply when possible.

14.11.	Staff

Cementos Pacasmayo personnel develop its operations at the Pacasmayo plant with its staff and contractors.

15.	Infrastructure

15.1.	Tembladera quarry

The quarry consumes electrical energy supplied by the national electricity system through Hidrandina S.A. company. The supply is aerial with medium voltage of 2.3 KV. The Tembladera quarry has electricity sub-stations located in coordinates UTM 707345 E and 9197947 N, it occupies a surface area of 1,062 m2.

The supply of liquid fuels to the Tembladera quarry is through a contractor.

The water is used to water the roads, limestone in loads, demolition, vegetation, consumption and sanitary facilities.

The Tembladera quarry has the following facilities:

-	DME 01 waste dump

-	DME 05A-6 waste dump

-	Low grade stockpile

DME 01 Dump

The current elevation of the upper platform of the DME-1 dump is 535 meters above sea level. To ensure the physical stability of this dump and increase its storage volume, it has been designed to reach an upper platform elevation of 545 meters above sea level at a slope of 2.5H:1V.

DME 05A-6 Deposit

To ensure the physical stability of this future dump, it has been deemed convenient to maintain the upper platform at 790 masl at a slope of 1.5H:1V.

Low grade stockpile

The design has a low-grade stockpile with a slope angle of 35° and a berm width of 10m with a minimum elevation of 532 masl and a maximum elevation of 580 masl, reaching a capacity of 1 M m3.

The auxiliary facilities at the Tembladera quarry are administrative offices, explosives storage, key yard, power house, crushers and the auxiliary service facilities are interconnected to the electrical system of the Central-North system for power supply.

There are also additional facilities at the Tembladera quarry, as described in Table 38.

Table 38 Tembladera quarry Facilities*

Facility	Area m2
Offices	972
Explosives warehouse 2/3/5	156
Truck Scale N°2	65
Loading Tunnel	78
Ore Belt N°4, 5 and 6	195
Meteorological Station	17
Septic Well	8
Recreational Complex	4,362

*	Source, EIA (Environmental Impact Study)

Figure 12 Mining Facilities

15.2.	Pacasmayo plant

Electricity is supplied by the national grid and there is a contract with Electro Perú, which supplies energy through two 60 KV transmission line. There is also a sub-station with three power transformers of 30, 37.5 and 37.5 MVA at ONAF, equivalent to 28.8 MW, 36 MW and 36 MW of active power, respectively.

The Pacasmayo plant is supplied with fuel by a contractor and has a fuel tank for regular vehicle fueling.

Water supply at the Pacasmayo plant is provided by a groundwater well, Cementos Pacasmayo is allow to draw 561,932 m3 per year.

16.	Market Studies

Cementos Pacasmayo is a leading company in the cement production and other construction materials in the north of Peru. This chapter describes the cement market as well as the macro and microeconomic factors that define it.

For the description of the cement market in Peru, public information has been collected from different sources, such as the Central Reserve Bank of Peru (BCRP), National Institute of Statistics and Informatics (INEI), Association of Cement Producers (ASOCEM), Ministry of Housing, Construction and Sanitation, Superintendency of Tax Administration and the Peruvian Construction Chamber. In addition to this information, this chapter also relies on statistics provided by the company, CPSAA, to provide a better understanding of its specific market.

16.1.	The cement market in Peru

The Peruvian cement market is geographically segmented by regions: north region, central region and south region. Diverse companies supply each region. Figure 13 is an illustration of the Peruvian map and of its 3 regions, according to the segmentation of cement market, where each region is the main area of influence of domestic cement companies.

Figure 13 Segmentation of the cement market in Peru

The main companies which deal with the cement market in Peru are: Cementos Pacasmayo S.A.A., UNION Andina de Cementos S.A.A., Yura S.A. and Cementos Selva S.A.C. Additionally, there are companies that import cement or clinker, such as Caliza Cemento Inca S.A., Distribuidora Cemento Nacional S.A.C., CEMEX Perú S.A., Cal & Cemento Sur S.A., Holcim Perú S.A., amongst others.

Table 39 shows the cement shipments at domestic level (in thousands of tonnes):

Table 39 Cement shipments at domestic level (in thousands of tonnes)

	2023	2024	2025
National cement shipments	12,175.7	12,001.8	12,936.0
Overall cement shipments (CPSAA/CSSAC, 3 plants)	2,936.6	2,835.1	3,049.2
Pacasmayo plant shipments	1,634.8	1,674.9	1,822.0

Sources: ASOCEM and CPSAA/CSSAC.

The types of cement produced by the main cement companies of the country are Type I, Type V, Type ICO, Type IL, Type GU, Type MS (MH), Type HS, Type HE and Type MH.

It is important to mention that, according to the main requirement standards, Peruvian Technical Standards, cements are divided into five types:

●	NTP 334.009 2013. Cements Portland. Requirement. (ASTM C 150).

●	NTP 334.090 2013. Cements Portland Added. Requirements. (ASTM C595).

●	NTP 334.082 2011. Cements Portland. Performance Specification. (ASTM C1157).

●	NTP 334.050 2004. Cements Portland White. Requirements. (ASTM C150).

●	NTP 334.069 2007. Building Cements. Requirements. (ASTM C091).

Cementos Pacasmayo only produces cement that meets the first three NTP standards.

16.2.	Industry and Macroeconomic Analysis

Producer and trading companies of cement compete mainly within the limits of their area of influence, which is determined by the geographical location of their plants, giving rise to segmentation of the national market. However, the north region presents a high demand potential because of the infrastructure gap, the housing deficit and a higher capillarity in terms of important adjacent cities with an urbanization level lower than in the central and south region.

On the other hand, it highlights the importance of transportation in the structure of cement costs; composed primarily of raw materials, fuels and transport.

The cement market and the industry in Peru have the following characteristics:

●	Base of consumers highly segmented, informal and of low Resources.

●	Low costs of energy and raw materials.

●	Zone of influence / distribution determined by geographical location of the plant.

●	High correlation level between public and private investment, and self-construction.

The construction sector and cement industry have a behavior directly related to the Gross Domestic Product (GDP) and Private Consumption. Figure 14 shows how the GDP of the construction sector (variation % monthly) accompanies the cyclic behavior of the Global GDP (variation % monthly), showing variations of lower significance than those of the Global GDP, but in the same direction. It is also noted that, in May 2020, the GDP of the construction sector had a positive variation of more than 200% (with regards to the previous month), whilst the Global GDP was only 10%. This was due to the confinement measures given by the Government to counter the Covid-19 pandemic. This reactivation was motivated primarily by the private-construction sector consumption. Under the uncertainty conditions caused by the sanitation and economic crisis in 2020, consumers showed savings behaviors, which meant that people preferred consumption of goods for home improvement, amongst them, cement. This trend was maintained throughout 2021. However, in 2023 there was a decrease in demand for public and private investment due to the political and social situation. As a result, cement volumes are returning to pre-covid levels.

Figure 14 Global GDP and Construction sector GDP MoM variation (%)

Source: BCRP 2025

The cement industry is also motivated by housing sector growth, public and private investment in infrastructure, mining projects, shopping centers, construction of transportation systems, etc. Thus, one of the variables with more impact on cement industry and future demand is the infrastructure gap which remains high in the country.

In 2025, the cement market grew by 7.8% compared to 2024. Given greater stability in the sector, a moderate growth of 2% in cement shipments is expected in 2026.

16.3.	The North Region Market

Cementos Pacasmayo, a leading company in the production and sales of cement in the North Region, has market presence in the following cities: Cajamarca, Chiclayo, Chimbote, Jaén, Pacasmayo, Piura, Rioja, Tarapoto, Trujillo, Tumbes, Yurimaguas and Iquitos. The company has a Market share of 91.8% in the north region of the country.

Overall shipments of Pacasmayo plant for 2025 were 1,822.0 thousand tonnes. Pacasmayo plant supplies almost 54.8% of the cement demand of the North Region.

Other companies with lower presence in the cement market of the North Region are:

●	Quisqueya - Cemex

●	Cemento Nacional

●	Cemento Inka

●	Holcim Perú

These companies are competitors of Pacasmayo plant.

Cementos Pacasmayo S.A.A in its Pacasmayo plant produces different types of cement and it has in the National Market, different trademarks to deal with diverse segments of the market. Table 40 shows the products in Pacasmayo plant.

Table 40 Types of products of Pacasmayo Cement plant

Business Name	Use	Comment
Cemento Portland
Cement Type I	Cement for general use.	The average result of resistance to compression is higher than the minimum requirement set forth in the technical standard NTP 334.009 / ASTM C150.
Cement Type V	For works, structures exposed to soils with high sulphate (salt residue).	The average result of resistance to compression is higher than the minimum requirement set forth in the technical standard NTP 334.009 / ASTM C150.
Qhuna Type I	For use in construction Works in general, manufacturing of bricks, sewage systems, paving stones, to lay bricks, plaster with cement, to cover with majolica, preparation of concretes in foundations, over foundations, brake shoes, beams, columns and building roofs.	Complies with the requirements of technical standards NTP 334.009 and ASTM C 150.
Cemento Portland Added
Cement Fortimax	Ideal for Works which require moderate h heat, for Works exposed to sulphate action and for Works near to large water sources (sea, lakes, rivers, etc.)	The average result of resistance to compression is higher than the minimum requirement set forth in technical standard NTP 334.082 / ASTM C1157.
Cement Extra Forte	Ideal for the execution of structural Works, repairs, remodeling, home applications, floors, leveling, grouts, tips, prefabricated elements of small and medium size and concrete elements which require special characteristics.	The average result of resistance to compression is higher than the minimum requirement set forth in technical standard NTP 334.090.
Cement Ultra Armado	Ideal for the execution of structural Works, elaboration of mortars for floors, leveling, grouts and tips and production of prefabricated elements of small and medium size.	The average result of resistance to compression is higher than the minimum requirement set forth in technical standard NTP 334.090 / ASTM C595.
Cement Type HE
Cements for Prefabrications	For construction elements.	The average result of resistance to compression is higher than the minimum requirement set forth in technical standard NTP 334.009 / ASTM C150.
Qhuna Structural
Hydraulic Cements specified by performance
Line Mochica MS	For structures in contact with environments and humid and salty soils.
Line Mochica GU	Cement of general use.
Qhuna MS	Structural elements and non-structural which are exposed to environments and humid salty soils.	Complies with the requirements set forth in standard ASTM C 1157 and NTP 334.082.

16.4.	Cement price

The prices of cement in the Peruvian market vary pursuant to their type and their geographical location. The price difference of each type is explained primarily by the dosifications of raw materials and additions, whilst the variations for geographical location are caused by the freights for the distribution to the points of sale.

At domestic level, the cement price in 2025 was, on average, 717.41 S/ x t. Figure 15 shows the historic prices of cement in Peru.

Figure 15 Historic prices of cement in Peru

Source: Ministerio de Vivienda, Construcción y Saneamiento (November 2025).

16.5.	Current and future demand

Cement demand at the national level is met by local shipments (local production), for the most part, and by imports. In 2025, 12.94 M tonnes were shipped locally; 7.8% more than in the same period of 2024 (12.00 M). Imports amounted to 0.49 M tonnes during 2025; 81.5% more than 2024 (0.27 M).

Figure 16 shows the evolution of the national demand of cement, expressed in thousands of tonnes, since 2019.

Figure 16 Evolution of the national demand of cement

Source: ASOCEM

It is noted that domestic demand has been growing, on average, at a rate of 3% per year, with the exception of 2020, which is considered an atypical year due to the adverse effects of the pandemic and the confinement measures, to then take a historic leap in 2021 with an annual increase of 38%. During 2024, shipments decreased by 1.9% compared to 2023 as a result of the political and social situation in the country. In 2025, dispatches grew by 7.8% due to the recovery of private investment (real estate, mining, and infrastructure projects) and the dynamism of self-construction, supported by higher employment and incomes, as well as increased execution of public works and the momentum of concession-based projects.

According to our internal information, in terms of regional distribution, the Northern Region accounts for approximately 25.7% of domestic cement demand, the Central Region for 53.1%, and the Southern Region for 21.1%.

Cementos Pacasmayo’s cement shipments (3 plants) reached 3,049.0 thousand tonnes in 2025, constituting a 23.6% share of total shipments in Peru and 91.8% in the Northern Region. This is 7% more than in 2024 (2,835.1 thousand tonnes).

Table 41 shows the projection of future demand or shipments of cement for Pacasmayo plant. These projections are based on the 2026 shipments.

Table 41 Forecast of future demand for Pacasmayo cement plant

Year	Cement Shipments (Tonnes)	Variation (%)
2026	1,851,309
2027	1,888,335	2%
2028	1,926,102	2%
2029	1,964,624	2%
2030	2,003,916	2%
2031	2,043,995	2%
2032	2,084,875	2%
2033	2,126,572	2%
2034	2,169,104	2%
2035	2,212,486	2%
2036	2,256,735	2%
2037	2,301,870	2%
2038	2,347,907	2%
2039	2,394,866	2%
2040	2,442,763	2%
2041	2,491,618	2%
2042	2,541,451	2%
2043	2,592,280	2%
2044	2,644,125	2%
2045	2,697,008	2%
2046	2,750,948	2%
2047	2,805,967	2%
2048	2,862,086	2%
2049	2,900,000	1%
2050	2,900,000	0%
2051	2,900,000	0%
2052	2,900,000	0%
2053	2,900,000	0%
2054	2,900,000	0%
2055	2,900,000	0%

17.	Environmental studies, permitting, and plans, negotiations, or agreements with local individuals or groups.

17.1.	Environmental Aspects

Cementos Pacasmayo S.A.A holds Corporate Policies, which are applied to the operations of quarries and cement plants. Relevant policies include Safety Occupational Health Policy, Quality Policy and Environmental Policy.

Cementos Pacasmayo S.A.A. carries out activities in Tembladera quarry and Pacasmayo plant, in that sense, according to the environmental legislation. It has an environmental authority in the industrial sector and another authority (Ministry of Energy and Mines) that issues an opinion for the Closure of quarries.

Likewise, Cementos Pacasmayo S.A.A. complies with the provisions of the Regulation with Supreme Decree No. 006-2025-EM - Regulation of the Mine Closure Law.

17.1.1.	Tembladera quarry

Tembladera quarry holds the environmental permit authorized by the Ministry of Production, dated November 08, 2018, through Directorate Resolution N° 304-2018-PRODUCE/DVMYPE-I/DGAAMI. It approved the updating of the Environmental Management Plan of the Adequation Program and Environmental Management (PAMA per its acronym in Spanish) of Tembladera quarry, this, pursuant to the Technical-Legal Report NO 979-2018-PRODUCE/DVMYPE-I/DGAAMI-DEAM and its annexes. Likewise, on April 17, 2024, through Directorial Resolution No. 326-2024-PRODUCE/DGAAMI, the modification of the environmental monitoring program with respect to the biological component was approved, considering that from the date of approval it will be carried out annually, rather than semiannual, because no significant changes in the biological environment were identified.

On April 10, 2025, through Directorial Resolution 252-2025-PRODUCE/DGAAMI, the Supporting Technical Report (ITS) “Expansion of DME 5A-DME 6 and Auxiliary Component”, was approved by Ministry of Production.

Likewise, 0n October 10, 2025, through Directorial Resolution 688-2025-PRODUCE/DGAAMI, the Supporting Technical Report (ITS) “Confirmation of Mineral Reserves at Tembladera quarry”, was approved by Ministry of Production.

The updating of the Environmental Management Plan of the PAMA included the identification of potential environmental impacts for which, there were preventive, corrective and/or mitigation measures.

Additionally, it includes the environmental monitoring program taking into consideration the components of air quality, environmental noise and biological monitoring. There are 4 monitoring stations for air quality, 4 monitoring stations for environmental noise and 9 stations for biological monitoring.

In the Tembladera quarry, measurements of air quality and particulate matter parameters were considered. The results obtained in 2025 are under the environmental quality standard limit, ECA in compliance with the established Supreme Decree No. 003-2017-MINAM.

The environmental noise monitoring results obtained in 2025 are below the standards of the environmental quality standard, ECA, complying with the provisions of Supreme Decree N°085-2003-PCM.

Cementos Pacasmayo S.A.A complies with Peruvian legislation on Closure Plans, which under current legislation is the Regulation of Environmental Management of the Manufacturing Industry and Domestic Trade, Supreme Decree No. 017-2015-PRODUCE. This standard establishes the environmental management of the activities covered by Ministerial Resolution No. 157-2011-MINAM, table of the first update of the list of inclusion of investment projects subject to the National System of Environmental Impact Assessment (SEIA).

For the Tembladera quarry, Directorial Resolution Number 723-2025-PRODUCE/DGAAMI approved the Modification of the Detailed Closure Plan for the Tembladera quarry mining unit of Cementos Pacasmayo S.A.A.

The Closure Plan submitted by Cementos Pacasmayo S.A.A. has included the necessary measures to ensure effectiveness or consistency with the requirements necessary for the protection of public health and the environment. The initial strategy has continued with the Closure of the components of Tembladera quarry mining unit, establishing temporary, progressive, final and post-Closure activities at the end and/or closure of operations.

Final closure activities have included physical stability in the mine, geochemical stability, water management facilities, dismantling for the removal of equipment and machinery. Also included are infrastructure demolition, reclamation, waste disposal, landform establishment, habitat rehabilitation, revegetation and social programs.

Post-closure activities such as physical maintenance, hydrological maintenance, and social monitoring will be carried out, and post-closure monitoring activities include physical stability monitoring, geochemical stability monitoring, water management monitoring and social monitoring.

It is important to mention that the approval of the Modification of the Mine Closure Plan involves the constitution of guarantees to ensure that the owner of the mining activity complies with the obligations derived from the Mine Closure Plan, in accordance with environmental protection regulations.

Cementos Pacasmayo S.A.A has a provided financial assurance for the mine closure plan for the Tembladera quarry consistent with the approved and updated mine closure plan for an amount of 439,719.53 USD.

Cementos Pacasmayo has a strong relationship with our communities and has identified their main needs such as health, education, urban development and local development. In this regard, we have a social investment program, which contributes to dealing with their necessities, based on good dialog and the compliance with our commitments.

The communities are a priority for Cementos Pacasmayo. For this reason, we promote periodic meetings with their representatives and create opportunities for dialog to know their expectations. In addition, we have established public and private alliances for development projects and programs, to contribute to a better quality of life, and to strengthen our relations. During 2025, we worked in partnership with the district authorities of Pacasmayo and Tembladera.

CPSAA has no commitments for local procurement and hiring although it does its best to hire local talent and do business with local businesses.

17.1.2.	Cement plant in Pacasmayo

On November 05, 2025 by Directorial Resolution No. 0752-2025-PRODUCE/DGAAMI, the Supporting Technical Reports (ITS) of the project, “Separate grindings”, was approved by Ministry of Production.

Cementos Pacasmayo S.A.A. in compliance with current environmental regulations, it has been carrying out environmental monitoring through an accredited laboratory, the results are reported to the Environmental Evaluation Agency - OEFA, competent authority for environmental supervision and control activities, responsible for reviewing and validating the information presented by the industrial owner.

In the Pacasmayo plant, the measurements of air quality parameters and particulate air material were considered. The results obtained in 2025 are below the environmental quality standard limit (ECA) complying with that established in the Supreme Decree No. 003-2017-MINAM.

In the environmental noise monitoring, the results obtained in 2025 are below the limit of the environmental quality standard (ECA) in compliance with that established in the Supreme Decree N°085-2003-PCM.

Regarding atmospheric emissions at the source of emissions, the results obtained in 2025 are below the maximum permissible limit (LMP) in compliance with that established in Supreme Decree N°001-2020-MINAM.

Finally, in accordance with Environmental Management Regulation of the Manufacturing Industry and Domestic Trade, approved with Supreme Decree N° 017-2015-PRODUCE and its amendments, companies that produce cement are required to submit Closure plans at the time before the execution of the closure. Cementos Pacasmayo S.A.A. in compliance with Peruvian legislation will submit the Closure Plan in a timely manner.

17.2.	Solid waste disposal

Cementos Pacasmayo S.A.A. has a Solid Waste Minimization and Disposal Plan for our production activities at the Pacasmayo plant and Tembladera quarry. Annually, our company declares the generation, storage, collection, and final disposal of hazardous and non-hazardous solid waste in compliance with environmental legislation.

In our solid waste minimization plan for 2025, Cementos Pacasmayo S.A.A declared 25.2 tonnes of hazardous waste and 57.8 tonnes of non-hazardous waste for the Tembladera quarry. Likewise, for the Pacasmayo plant we declared 106.7 tonnes of hazardous waste and 548 tonnes of non-hazardous waste, which were disposed of in accordance with environmental legislation.

17.3.	Qualified Person’s Opinion

Cementos Pacasmayo S.A.A. complies with national environmental standards applicable to the development of industrial activity and for the exploitation of non-metallic minerals carried out in the Tembladera quarry where limestone, the main material for the manufacture of cement, is produced.

The company has been complying with the provisions of the Environmental Management Regulation for the Manufacturing Industry and Internal Trade approved with Supreme Decree No. 017-2015-PRODUCE, which regulates the environmental management of the activities indicated in Ministerial Resolution No. 157- 2011-MINAM and investment projects subject to the National Environmental Impact Assessment System (SEIA) and its modifications.

Cementos Pacasmayo S.A.A. reports the environmental commitments periodically to the Environmental Evaluation Agency - OEFA. The monitoring is carried out by external laboratories that provide comprehensive services using testing methods accredited by the National Institute of Quality (INACAL) or, failing that, by bodies accredited by a member entity of the International Laboratory Accreditation Cooperation (ILAC).

Cementos Pacasmayo S.A.A. strictly complies with the protocols in the different processes in compliance with environmental legislation and reporting to the OEFA.

Qualified personnel consider that CPSAA’s current management plans and strategies are adequate to prevent, mitigate and control the potential environmental impacts that may be generated by the development of activities, which were evaluated and approved by the competent authority. In addition, the qualified person considers that CPSAA has a good relationship with the local communities and that its social investment plans are adequate for reducing any social risks to the project.

18.	Capital and operations costs

18.1.	Basis for operating and capital cost for the quarry and plant

This section presents, in a tabular manner, the operating costs of Tembladera quarry for the extraction of limestone, the main raw material used in cement production at the Pacasmayo plant. The section also contains the operating costs for the cement plant where the whole industrial process to convert the raw material to cement takes place. The costs are mainly based on real historic costs which are the basis for estimating forecasted costs.

Similarly, this section reports the detail of the capital investments made in the quarry and plant, and the forecasted plan of investments, required to sustain all the activities in the quarry and plant, and to assure the supply of limestone Reserves for the production levels required to support forecasted cement sales of Pacasmayo plant.

Table 42 depicts the main components of the cost structure of Tembladera quarry and Pacasmayo plant and the sources used in their forecasts.

Table 42 Cost structure of Tembladera quarry and Pacasmayo plant

Cost category	Description	Source
Quarry Operating Cost	Mineral Production, processing, fuel, Materials (Explosives), Maintenance, Insurances and Services	● Real, historic costs ● Suppliers´ quotes

Quarry Operating Cost	Royalties	● Contract of mining royalty payment with regional/state entities

Quarry Operating Cost	Energy	● Historic, real costs ● Supply Contract ● Suppliers´quote

Plant Operating Cost	Fuel, Materials, Maintenance, Wages and Insurances	● Historic, real costs ● Suppliers´quote

Plant Operating Cost	Energy	● Historic, real costs ● Supply Contract ● Suppliers´quote

Being an ongoing operation, actual historical costs are the primary basis of information to estimate forecasted costs. These actual costs in some cases are maintained, and in other cases are appropriately adjusted to account for factors specific to the quarry operation, conditions and obligations stipulated in supply and concession contracts, and other macroeconomic factors that could have an indirect impact on future operating costs, such as inflation and devaluation of the local currency against the US dollar.

18.2.	Capital and Operating Cost Estimates

Table 43 details the operating costs of quarry and plant for the year 2025, and 30 years of forecast.

Table 43 Operating costs forecast of quarry and plant

	Production Data
	Extracted Mineral tonnes ’000	Cement Production tonnes ’000	Total Operating Cost S/ ’000	Cost per tonne of product S/ x tonne

2025	1,609	1,825	442,088	242.22
2026	2,101	1,851	433,656	234.24
2027	2,171	1,888	439,836	232.92
2028	2,177	1,926	444,741	230.90
2029	2,184	1,965	473,782	241.16
2030	2,336	2,004	487,441	243.24
2031	2,343	2,044	530,528	259.55
2032	2,351	2,085	564,251	270.64
2033	2,358	2,127	589,382	277.15
2034	2,366	2,169	617,039	284.47
2035	2,374	2,212	656,081	296.54
2036	2,382	2,257	686,699	304.29
2037	2,390	2,302	720,350	312.94
2038	2,399	2,348	765,981	326.24
2039	2,407	2,395	803,091	335.34
2040	2,416	2,443	843,581	345.34
2041	2,425	2,492	921,438	369.82
2042	2,434	2,541	971,484	382.26
2043	2,443	2,592	1,025,811	395.72
2044	2,453	2,644	1,206,209	456.18
2045	2,462	2,697	1,280,513	474.79
2046	2,472	2,751	1,360,339	494.50
2047	2,482	2,806	1,455,212	518.61
2048	2,493	2,862	1,543,828	539.41
2049	2,499	2,900	1,623,658	559.88
2050	2,499	2,900	1,687,206	581.80
2051	2,499	2,900	1,741,161	600.40
2052	2,499	2,900	1,798,182	620.06
2053	2,499	2,900	1,867,907	644.11
2054	2,499	2,900	1,929,125	665.22
2055	2,499	2,900	1,980,719	683.01

Table 43 shows the capital cost projection for the next 30 years, according to the production plan for 30 years of Reserves. Costs are adjusted annually by applying 2.90% inflation rate to the cost/tonne.

Table 44 shows the detail of capital investments in the quarry and plant, by type of investment, for 1 year of historical result (2025) and 30 years of projection.

Table 44 Investment forecast in quarry and plant

Total Investments S/ ’000

2025	19,875
2026	22,276
2027	22,276
2028	23,249
2029	23,924
2030	24,617
2031	25,331
2032	26,066
2033	26,822
2034	27,600
2035	28,400
2036	29,224
2037	30,071
2038	30,943
2039	31,841
2040	32,764
2041	33,714
2042	34,692
2043	35,698
2044	36,733
2045	37,798
2046	38,895
2047	40,022
2048	41,183
2049	42,377
2050	43,606
2051	44,871
2052	46,172
2053	47,511
2054	48,889
2055	50,307

In recent years, there have been no significant variations in investments related to maintenance and replacement of equipment in the quarry and plant to sustain operations.

The costs described in this chapter are applied to estimate the Mineral Resources and Reserves of the Tembladera quarry as part of the analysis.

18.3.	Capital and Operating Cost Estimation Risks

Considering that mine production and cement plant will continue in the same geological deposit and using the same mining and industrial methods, there is little risk associated with the specific engineering estimation methods used for capital and production costs. An assessment of accuracy of estimation methods is reflected in the sensitivity analysis in Section 19.

For purposes of the Preliminary Feasibility Study completed relative to the Tembladera quarry and Pacasmayo plant, both capital and operating costs are estimated to an accuracy of +/- 25%.

19.	Economic analysis

19.1.	Methodology: Discounted Cash flow (Free)

The Economic Analysis chapter describes the assumptions, parameters and methodology used to demonstrate the economic viability or profitability of extracting the mineral Reserves and Resources. That is, the Pre-feasibility level support for the determination of mineral Resources and Reserves, by means of a business valuation through the Discounted (Free or Economic) Cash Flow method.

In the economic the same evaluation criteria were considered for the estimation of Mineral Resources and Reserves.

For the cash flow projection, the forecast horizon is consistent with the life of the quarry, which is calculated based on the total declared Reserves and the annual production of the quarry. The cash flow for each period is approximated indirectly from the EBITDA (the latter is constructed in the Profit and Loss Statement), and the corresponding adjustments are made for taxes and capital costs (CapEx).

Finally, for this economic analysis we work with the free cash flow, since it does not incorporate the capital structure, and we apply the weighted average cost of capital (WACC) for discounting future cash flows.

19.2.	Assumptions

19.2.1.	General and Macroeconomic Assumptions

For the Reserves evaluation, the general and macroeconomic assumptions used for the projection of the free/economic cash flows and for the valuation are:

-	Projection horizon: 30 years (2026 to 2055) according to the estimated years of quarry life.

-	Annual inflation rate, 2.90%, based on Banco Central de Reserva del Perú as of projection 2026: applies equally to sales price, costs and expenses.

-	Capital cost projections were determined using a historical ratio of annual investments and maintenance costs which also considers the increase in production volume.

-	The company’s capital structure is being considered in the discount rate (WACC) of 10.91%.

-	Income tax rate: effective rate of actual (historical) business results, 29% - 30%.

-	Workers’ Profit Sharing: 10%.

-	Exchange rate: exchange rate is assumed to remain at 3.80 (USD/PEN).

19.2.2.	Income and Cost Assumptions

●	The sales price of cement, expressed as S/ x t, is the sales price from Pacasmayo plant to Distribuidora Norte Pacasmayo, FOB at Pacasmayo plant; and this is lower than the sales price to the final customer in the market. This difference is explained by the distribution freight to the multiple points of sale and by the selling expenses associated with distribution and promotion in the different commercial channels.

●	The base price used in the projection is an estimate for the year 2026 (475.4 S/ x t), which has been determined based on current market conditions and cement demand for 2026, among other factors.

●	Starting in 2027 (year 2 of the projection), an annual price escalation rate of 2.90% is applied the sales prices.

●	The cost of cement production, expressed as S/ x t, has been estimated for the year 2026 based on actual operating costs, the market situation of local inputs and services, plant demand for imported clinker and other factors. Cost of production for year 2026 is 234.2 S/ x t.

●	Starting in 2027, an annual cost escalation rate of 2.90% is applied to the costs.

●	The initial stock of products in the quarry and plant is assumed to be zero.

19.3.	Results of financial model

For the Mineral Reserves evaluation, the following financial parameters were calculated:

●	NPV of 2,248 million soles at a discount rate of 10.91%.

●	30-year mine life.

●	Average plant throughput for cement production: 2.5 million tonnes per year over the 30-year projection.

●	Average sales price: 642.9 soles per ton of cement, an average of the 30-year projection, at nominal values.

●	Revenues: 1,618 million soles annual, an average of the 30-year projection.

●	Average production cost: 406 soles per ton of cement, an average of the 30-year projection, at nominal values.

The Table 45 shows the forecast of the Profit and Loss Statement of the operation of Tembladera quarry and Pacasmayo plant.

Table 45 Profit and Loss Statement

	Shipments (tonnes)	Revenue S/ x t	Gross Profit S/ ’000	Gross Margin S/ x t	Gross Mg %	Operating Profit	(+) Depreciation	EBITDA Pacasmayo Plant	EBITDA Mg %

2026P	1,851,309	475.4	415,803	224.6	47%	268,520	43,360	311,880	35%
2027P	1,888,335	484.9	445,401	235.9	49%	289,056	57,699	346,756	38%
2028P	1,926,102	494.6	476,123	247.2	50%	316,422	59,627	376,048	39%
2029P	1,964,624	504.5	483,804	246.3	49%	317,361	60,055	377,416	38%
2030P	2,003,916	514.6	508,761	253.9	49%	338,952	61,032	399,984	39%
2031P	2,043,995	524.9	507,504	248.3	47%	334,723	63,293	398,016	37%
2032P	2,084,875	535.4	515,372	247.2	46%	334,353	67,395	401,748	36%
2033P	2,126,572	546.1	534,298	251.2	46%	349,428	71,692	421,120	36%
2034P	2,169,104	557.1	552,467	254.7	46%	363,458	74,937	438,395	36%
2035P	2,212,486	568.2	560,421	253.3	45%	362,796	80,593	443,390	35%
2036P	2,256,735	579.6	579,540	256.8	44%	378,615	81,179	459,794	35%
2037P	2,301,870	591.2	597,399	259.5	44%	392,419	81,258	473,677	35%
2038P	2,347,907	603.0	604,446	257.4	43%	391,015	81,588	472,604	33%
2039P	2,394,866	615.0	623,162	260.2	42%	405,912	82,226	488,138	33%
2040P	2,442,763	627.3	640,759	262.3	42%	419,008	83,766	502,774	33%
2041P	2,491,618	639.9	623,677	250.3	39%	394,002	84,976	478,978	30%
2042P	2,541,451	652.7	636,756	250.5	38%	402,933	86,465	489,398	30%
2043P	2,592,280	665.7	648,132	250.0	38%	409,661	88,387	498,049	29%
2044P	2,644,125	679.0	539,851	204.2	30%	295,838	90,067	385,906	21%
2045P	2,697,008	692.6	537,232	199.2	29%	289,275	89,297	378,572	20%
2046P	2,750,948	706.5	532,083	193.4	27%	279,708	89,071	368,779	19%
2047P	2,805,967	720.6	516,364	184.0	26%	256,181	89,755	345,936	17%
2048P	2,862,086	735.0	509,295	177.9	24%	245,331	88,624	333,955	16%
2049P	2,900,000	749.7	500,007	172.4	23%	231,667	89,683	321,350	15%
2050P	2,900,000	764.7	480,256	165.6	22%	202,743	91,998	294,741	13%
2051P	2,900,000	780.0	471,091	162.4	21%	188,449	94,451	282,900	13%
2052P	2,900,000	795.6	459,671	158.5	20%	172,058	97,104	269,162	12%
2053P	2,900,000	811.5	436,711	150.6	19%	139,905	99,838	239,744	10%
2054P	2,900,000	827.8	423,028	145.9	18%	122,306	102,608	224,914	9%
2055P	2,900,000	844.3	418,954	144.5	17%	112,245	105,428	217,674	9%

Cement sales at Pacasmayo Plant are on average S/ 1,618 million per year (for the period 2026-2055) and the average EBITDA margin for the same period is 27%.

The EBITDA margin remains relatively stable in the 30-year projection. The slight variations in the margin are mainly explained by the cost of remunerations, which has a behavior with peaks every three years due to union negotiations, the distribution of demand among plants and the consumption of imported clinker when reaching the maximum production capacity of the company’s own clinker.

Table 46 shows the Free Cash Flow projection and the valuation of the cement business of Pacasmayo plant:

Table 46 Free Cash Flow and valuation

	FCF - Valuation (Thousand S/)
	(-) Taxes (EBIT*t)	(-) CapEx	EBITDA Pacasmayo Plant	Free Cash Flow

2026P	-112,737	-51,237	344,731	180,757
2027P	-125,048	-52,723	383,244	205,474
2028P	-134,700	-54,252	415,218	226,266
2029P	-133,972	-55,825	417,085	227,288
2030P	-142,757	-57,444	442,471	242,270
2031P	-141,143	-59,110	440,013	239,760
2032P	-142,228	-60,824	444,161	241,110
2033P	-149,871	-62,588	465,407	252,948
2034P	-156,382	-64,403	484,455	263,670
2035P	-157,372	-66,271	489,862	266,219
2036P	-163,702	-68,193	507,976	276,081
2037P	-169,733	-70,170	523,877	283,974
2038P	-170,455	-72,205	523,962	281,302
2039P	-176,821	-74,299	541,606	290,486
2040P	-182,633	-76,454	558,216	299,130
2041P	-173,942	-78,671	533,288	280,675
2042P	-178,208	-80,952	545,414	286,253
2043P	-181,718	-83,300	555,576	290,558
2044P	-140,511	-85,716	435,890	209,663
2045P	-138,134	-88,201	429,123	202,788
2046P	-134,796	-90,759	419,543	193,987
2047P	-123,409	-93,391	392,489	175,688
2048P	-118,397	-96,100	379,455	164,959
2049P	-112,725	-98,887	365,481	153,870
2050P	-101,491	-101,754	336,108	132,863
2051P	-95,719	-104,705	322,699	122,274
2052P	-89,280	-107,742	307,359	110,338
2053P	-76,617	-110,866	274,799	87,316
2054P	-69,580	-114,081	258,172	74,511
2055P	-66,327	-117,390	250,686	66,970

WACC	10.91%
Economic NPV (Thousand S/)	2,248,101

The net present value (NPV) of Pacasmayo Plant cement business amounts to more than S/ 2,248 million at a discount rate of 10.91% and it is made up of the sum of the discounted cash flows of each period, for the 30-year projection.

For discounting of the cash flows, the weighted average cost of capital of the company (WACC for its acronym in English) was applied.

19.4.	Sensitivity Analysis

The sensitivity analysis considers a variation of +/- 5 and 10% in the variables that have the greatest impact on the NPV and EBITDA. These variables are the cement sales price, operating cost and CapEx.

Table 47 and Table 48 detail the sensitivity of the EBITDA and NPV to each variable, respectively, when the variables are varied independently. Figure 17 and Figure 18 show the results of the sensitivity of NPV and EBITDA, respectively, to the three variables.

Table 47 Sensitivity analysis of the Net Present Value (expressed as %)

Variable / Variation	-10%	-5%	0%	+5%	+10%
Price	-32.7	-16.3	0	16.3	32.7
Cost	24.3	12.1	0	-12.1	-24.3
CapEx	1.2	0.6	0	-0.6	-1.2

Table 48 Sensitivity analysis of EBITDA (expressed as %)

Variable / Variation	-10%	-5%	0%	+5%	+10%
Price	-38.8	-19.4	0	19.4	38.8
Cost	30.7	15.3	0	-15.3	-30.7
CapEx	-1.3	-0.7	0	0.7	1.3

Figure 17 Sensitivity of Net Present Value

Figure 18 Sensitivity of EBITDA

Based on these results, the NPV is most sensitive to cement price, followed by operating cost, and least sensitive to the CapEx. The EBITDA, on the other hand, is as sensitive to cement price as to the cost, and shows no sensitivity towards variations to the CapEx.

20.	Adjacent properties

The information in this chapter was obtained from the competent authority Instituto Geológico, Minero Metalúrgico (INGEMMET) according to the document “Resumen del Derecho Minero Acumulación Tembladera”. Figure 19 shows adjacent mineral concessions. The Eagle 1 concession overlaps with the Cementos Pacasmayo S.A.A. concession by 46.43 hectares. The Julissa A and Ana Paula 2805 concessions do not interfere with the area of the mining rights in the Cementos Pacasmayo S.A.A. concession. Eagle 1 does not interfere with Cementos Pacasmayo S.A.A.’s operations or Reserve estimates.

Figure 19 Concession Acumulación Tembladera and adjacent concessions.

21.	Other relevant data and information

Not applicable

22.	Interpretation and conclusions

●	From a legal point of view, Cementos Pacasmayo S.A.A. has the ownership of the mining properties for the exploration, development and production of limestone to supply the cement plants for normal production during the life of the quarry.

●	Cementos Pacasmayo S.A.A. has been complying with international ISO-9001 (Quality) standards since 2015 and has implemented Quality Assurance and Quality Control (QAQC). The controls are applied for the construction of the Geological Model, Resource Estimation and Reserves Estimation.

●	Cementos Pacasmayo S.A.A. has a robust quality assurance system in its operations that includes sample preparation methods, procedures, analysis and result validation which comply with the best practices in the industry.

●	The information verification and validation processes are carried out following the procedures indicated in the information flows. The validated information is congruent with the one that generated the geological models, which are the fundamental basis for the estimation of Resources.

●	The geological modeling of the limestone deposit considers the update with the last diamond drilling campaigns, being consistent with the relationship between the information and the geological model.

●	The Mineral Resources and Reserves estimation consider the geologic characteristics and modifying factors as well as due consideration of risk: geologic and associated with evaluation of modifying factors. The main quality variable is the CaO content, which is very stable in the deposit, also there are along with other secondary variables that determine the quality of the Reserves.

●	In the process of estimating Mineral Reserves and in the production plans of the quarry, these variables have been adequately considered in the mining plan, properly sequenced and with blending processes. There are sufficient proven and probable Reserves for the next 30 years.

●	Table 49 shows the Mineral Resources of the Tembladera quarry and the results of Mineral Resource classification. Likewise, the Mineral Reserves and the results of Mineral Reserve classification are shown in Table 50.

Table 49 Resource Categorization (exclusive of Reserves) at the Tembladera quarry

	Resources	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SO3 (%)
Limestone	Measured	135.1	49.85	1.79	1.63	0.29
	Indicated	39.2	50.58	1.56	1.39	0.17
	Measured + Indicated	174.3	50.01	1.74	1.58	0.26
	Inferred	41.5	50.61	1.56	1.38	0.17

Table 50 Mineral Reserves expressed in millions of tonnes

	Reserves	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SO3 (%)
Limestone	Proven	67.8	49.83	1.49	1.51	0.35
	Probable	5.1	50.56	1.28	1.39	0.19
	Total	72.9	49.88	1.48	1.50	0.33

●	The cement plant located in Pacasmayo has equipment and facilities available for cement production using limestone from the Tembladera quarry and other necessary materials.

●	The Health, Safety and Environment department is in charge of supervising compliance with the Company’s corporate policies and the various legal requirements of the national regulatory bodies by all company areas.

●	Through its Social Responsibility area, Cementos Pacasmayo S.A.A. has generated relationships of trust with the communities surrounding its operations, which have a solid relationship with our communities, identifying their primary needs in health, education, urban development, and local development.

●	The operation in Tembladera quarry and Pacasmayo plant, with regards to infrastructure, is technically and economically feasible due to the life of the quarry.

●	The sensitivity analysis shows that the operation is economically robust.

23.	Recommendations

●	Maintain the QAQC program for exploration, development and production activities associated with cement production.

●	Continue geotechnical monitoring of the quarry components to ensure their physical stability.

●	Conduct limestone density testing in upcoming studies at the Tembladera quarry.

●	Continue diamond drilling campaigns aimed at recategorizing inferred resources and confirming reserves to the SE of the Tembladera quarry.

●	Geologically define the continuity of the main NW-SE oriented dike in the quarry’s operating area to more accurately quantify its volume (waste).

24.	References

BISA Ingeniería de Proyectos S.A.(2017). Actualización del Plan de Manejo Ambiental del Programa de Adecuación y Manejo Ambiental – PAMA de la Cantera Tembladera

Servicios Generales de Seguridad y Ecología S.A. (2011). Declaración de Impacto Ambiental Instalación de 02 Hornos Verticales nº 5 y 6.

Servicios Generales de Seguridad y Ecología S.A. (2007). Estudio de Impacto Ambiental Incremento de la Producción de Clinker en la Planta de Cemento.

BISA Ingeniería de Proyectos S.A. (2017). Actualización del Plan de Manejo Ambiental del Programa de Adecuación y Manejo Ambiental – PAMA de la Cantera Tembladera – Volumen I

Magma Consulting S.A.C. (2021). Estudio Geomecánico Geotécnico Cantera Tembladera.

Magma Consulting S.A.C. (2021). Anexo 4: Estudio Hidrogeológico Cantera Tembladera.

Walsh Perú S.A. (2016). Actualización del Plan de Cierre de la Cantera Tembladera.

Magma Consulting S.A.C (2023). Ingeniería de Factibilidad para la Ampliación del Depósito de Material Estéril 5A y Depósito de Material Estéril 6

25.	Reliance on information provided by the registrant.

In preparing this report, the qualified persons relied upon data, written reports and statements provided by the registrant in accordance with 17 CFR § 229.1302(f). After careful review of the information provided, the QPs have no reason to believe that any material facts have been withheld or misstated. Cementos Pacasmayo provided the information as summarized in Table 51.

Table 51 List of Cementos Pacasmayo S.A.A. information.

Chapter	Chapter name	Information provided by CPSAA
3	Property description	Legal matters related to property rights and the authority “Instituto Geológico, Minero y Metalúrgico INGEMMET”
16	Market studies	Marketing information, ASOCEM, INEI, MEF and BCRP
17	Environmental studies, permitting, and plans, negotiations, or agreements with local individuals or groups	Environmental studies and information, Community Relations and information about agreements with stakeholders
18	Capital and operating costs	Historical data about cost, price and investments.
19	Economic analysis	The International Monetary Fund Economic model, Macroeconomic trends, data, assumptions, and interest rates
20	Adjacent properties	Legal matters related to property rights and the authority “Instituto Geológico, Minero y Metalúrgico “INGEMMET”

Responsibility and Reliance Statement – Marco Carrasco

Mr. Marco Carrasco, in his capacity as Project Manager of C&O Project LLC and compiler of this Technical Report Summary, has coordinated and integrated the information prepared by the respective Qualified Persons responsible for each section of this report.

Each Qualified Person assumes full responsibility for the accuracy, completeness, and validity of the technical content, analyses, and conclusions contained within the sections they have prepared. Mr. Carrasco has not independently verified all underlying data, interpretations, or conclusions provided by other Qualified Persons and has reasonably relied on their expertise, professional judgment, and compliance with applicable industry standards and regulatory requirements, including SEC Regulation S-K Subpart 1300.

Mr. Carrasco contributed as Qualified Person to Chapters 4, 16, 17, 18, and 19 of this report. In the preparation of these chapters, he relied on information provided by Cementos Pacasmayo S.A.A., including internal data and information validated by the competent authorities in Peru. Such information constituted the basis for his review and analysis, which was carried out in coordination with personnel from Cementos Pacasmayo.

Accordingly, Mr. Carrasco’s responsibility is limited to the compilation, organization, and overall presentation of this report, as well as to the specific chapters identified above. His role in the compilation process did not include independent technical verification or validation of the data, analyses, or conclusions prepared by other Qualified Persons, and his responsibility does not extend to the technical accuracy or completeness of such sections.

To the best of his knowledge, no material inconsistencies were identified during the compilation process or within the chapters under his responsibility; however, Mr. Carrasco assumes no responsibility for any errors or omissions that fall outside the scope of his assigned chapters or that arise from information provided by Cementos Pacasmayo or other Qualified Persons.

Signature Page

This report titled “Technical Report Summary Tembladera Quarry and Pacasmayo Cement Plant” with an effective date of December 31, 2025 was prepared, compiled, and signed by the following qualified professionals, as indicated in the respective sections of this document.

Dated at Lima, Peru
April 27, 2026

/s/ Marco Carrasco
(*) Marco Carrasco, P. Eng., RM-MMSA
Project Manager
C&O Projects LLC (USA)

/s/ Jason Gamio
Jason Gamio, P. Eng.
Planning and Evaluation of Resources and Reserves Superintendent Cementos Pacasmayo S.A.A.

/s/ Dennis Rodas
Dennis Rodas, P. Eng.
Quality Assurance Superintendent
Cementos Pacasmayo S.A.A.

Note:

(*)	Marco Carrasco served as Project Manager for Cementos Pacasmayo S.A.A. until March 2026 and thereafter participated as Project Manager of C&O Project LLC. In this capacity, he compiled and integrated the information provided by the Qualified Persons responsible for each chapter to prepare a consolidated report. Each Qualified Person is solely responsible for the content of the sections they prepared. Mr. Carrasco’s role in the compilation process was limited to the organization and integration of such information and did not include independent technical verification or validation of the data, analyses, or conclusions provided by other Qualified Persons.

QUALIFIED PERSON'S CONSENT

Marco David Carrasco Rodríguez
C&O Projects LLC
Street 13308 Kearney Way, Tampa – Florida (FL 33626)

With respect to the attached Technical Report Summary (TRS) entitled "Tembladera Quarry and Pacasmayo Cement Plant" dated April 29, 2026 (the "Technical Report"), I, Marco David Carrasco Rodriguez, hereby certify that:

1) I served as Project Manager of Cementos Pacasmayo S.A.A. until March 31, 2026. As of that date, I am acting as Project Manager of C&O Project LLC.
2) I am a Chemical Engineer and a member in good standing of the Peruvian Engineers Association (Colegio de Ingenieros del Perú), identified with CIP Number 100531, and I am qualified to practice my profession. I am also a member of the Mining and Metallurgical Society of America (MMSA), a United States based professional organization, identified under Qualified Person number 01485QP.
3) I graduated from Universidad Nacional de Ingeniería with a bachelor's degree in chemical engineering in 1997 and obtained my professional degree in 2000. I hold a master's degree in environmental engineering from Universidad de Carabobo (2002), a master's degree in project management from Universidad de Barcelona (2020), and a master's degree in Geology from Universidad Nacional Mayor de San Marcos (2023). In addition, I obtained a certificate in Corporate Finance from Universidad del Pacifico (2023).
4) I have over 24 years of relevant experience in the manufacturing and mining industries.
5) I am the sole author of Chapters 4, 16, 17, 18, and 19 of the Technical Report, and I am fully responsible for the content of those chapters. I am also a partial author of Chapters 1, 2, 21, 22, 24, and 25, and I am responsible only for the specific portions of those chapters that were prepared by me. I do not assume any responsibility for the portions of such chapters prepared by other Qualified Persons, whose contributions remain under their sole responsibility.
6) The information I prepared for the Technical Report was obtained from my professional activities and from information provided by Cementos Pacasmayo S.A.A., including internal databases and other sources considered reliable for the purposes of this report.
7) In preparing the sections for which I am responsible, I have relied on information provided by Cementos Pacasmayo S.A.A. and other sources without independent verification, except where explicitly stated.
8) I have not been found guilty of any violation of relevant laws or regulations, nor am I subject to any pending or ongoing disciplinary proceedings or investigations by any regulatory authority or professional association.
9) My analyses, opinions, and conclusions have been prepared in accordance with generally accepted industry practices and applicable regulatory requirements, including SEC Regulation S-K Subpart 1300.
10) I consent to the public disclosure of the information I have prepared, which is contained in the Technical Report.
11) I also consent to the inclusion of such information in filings made by Cementos Pacasmayo S.A.A. with the New York Stock Exchange and other applicable regulatory authorities.
12) I certify that I have read the Technical Report and that it fairly and accurately represents the information in the sections for which I am responsible. I do not assume responsibility for the accuracy or completeness of sections prepared by other Qualified Persons.
13) My involvement in the compilation and integration of the Technical Report was limited to coordination, organization, and presentation of the document and did not include independent technical verification or validation of information prepared by other Qualified Persons.
14) To the best of my knowledge, no material inconsistencies were identified during the compilation process or within the chapters under my responsibility; however, I assume no responsibility for any errors or omissions that fall outside the scope of my assigned chapters or that arise from information provided by Cementos Pacasmayo S.A.A. or other Qualified Persons.

Date, 04/28/2026.

Marco D Carrasco
01485QP
Mining & Metallurgical Society of America

Marco David Carrasco Rodríguez
Project Manager
C&O Projects LLC

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QUALIFIED PERSON'S CONSENT

Jason Bat Gamio Quiroz
Cementos Pacasmayo S.A.A.
Street La Colonia N° 150 Urb. El Vivero-Surco-Lima

With respect to the attached report, I, Jason Bat Gamio Quiroz, certify that;

15) I am an employee of the company Cementos Pacasmayo S.A.A.
16) I acted as a Planning and Evaluation of Resources and Reserves Superintendent and I develop my activities in the corporate offices of Cementos Pacasmayo S.A.A.
17) I am a Geological Engineer, Member of the Peruvian Engineers Association, identified with CIP Number 66814, currently Active and Qualified to practice my profession.
18) I graduated with a Bachelor's Degree in Geological Engineering in 1997, from the Universidad Nacional San Agustín de Arequipa. I am a Geological Engineer since 2001.
19) I have 24 years of experience in the Manufacturing/Mining Industry.
20) I am total or partial author of the information contained in Chapters 1, 2, 3, 5, 6, 7, 8, 9, 11, 12, 13, 15, 20, 21, 22, 23, 24 and 25.
21) The information I prepared for the report was obtained from reliable sources obtained from my own work activities and from Cementos Pacasmayo S.A.A. database.
22) I have not been found guilty of any relevant regulation or law and I am not the subject of any disciplinary proceedings. I am not the subject of any investigation that may result in disciplinary proceedings by any regulatory authority or professional association.
23) The analysis, opinions and conclusions presented in the attached report were prepared in accordance with the rules included in the report.
24) I consent to the release to the public of the information I have prepared and which is contained in the technical report entitled TRS "Tembladera Quarry and Pacasmayo Cement Plant" dated 04/29/2026 (the "Technical Report") of Cementos Pacasmayo S.A.A.
25) I also consent to the inclusion of the information in the reports that Cementos Pacasmayo S.A.A. discloses on the New York Stock Exchange.
26) I certify that I have read the 04/29/2026 report filed by Cementos Pacasmayo S.A.A. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Date, 04/28/2026.

Jason Bat Gamio Quiroz
Planning and Evaluation of Resources and Reserves Superintendent
Cementos Pacasmayo S.A.A.

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QUALIFIED PERSON'S CONSENT

Dennis Rafael Rodas Lavado
Cementos Pacasmayo S.A.A.
Street La Colonia N° 150 Urb. El Vivero-Surco-Lima

With respect to the attached report, I, Dennis Rafael Rodas Lavado, certify that;

1) I am an employee of the company Cementos Pacasmayo S.A.A.
2) I acted as Quality Assurance Superintendent and I develop my activities in the industrial operation of the Piura Plant.
3) I am a Chemical Engineer, Member of the Peruvian Engineers Association, identified with CIP Number 145458, currently Active and Qualified to practice my profession.
4) I graduated from the Universidad Nacional de Trujillo with a Bachelor's Degree in Chemical Engineering in 2009; I am Chemical Engineer since 2011.
5) I have 14 years of experience in the Manufacturing/Mining Industry.
6) I am total or partial author of the information contained in Chapters 1, 2, 8, 9, 10, 14, 15, 21, 22, 23, 24 and 25.
7) The information I prepared for the report was obtained from reliable sources obtained from my own work activities and from Cementos Pacasmayo S.A.A. database.
8) I have not been found guilty of any relevant regulation or law and I am not the subject of any disciplinary proceedings. I am not the subject of any investigation that may result in disciplinary proceedings by any regulatory authority or professional association.
9) The analysis, opinions and conclusions presented in the attached report were prepared in accordance with the rules included in the report.
10) I consent to the release to the public of the information I have prepared and which is contained in the technical report entitled TRS "Tembladera Quarry and Pacasmayo Cement Plant" dated 04/29/2026 (the "Technical Report") of Cementos Pacasmayo S.A.A.
11) I also consent to the inclusion of the information in the reports that Cementos Pacasmayo S.A.A. discloses on the New York Stock Exchange.
12) I certify that I have read the 04/29/2026 report filed by Cementos Pacasmayo S.A.A. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Date, 04/28/2026.

Dennis Rafael Rodas Lavado
Quality Assurance Superintendent
Cementos Pacasmayo S.A.A.

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